EX1A-6 MAT CTRCT 5 vb-posqex6z4.htm EXHIBIT 6.4

SECOND AMENDMENT TO

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE HOLDINGS LLC

This SECOND AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT (this "Amendment"), dated as of February 10, 2023 (the "Effective Date"), amends the Limited Liability Company Agreement, dated December 9, 2020, of VICTORYBASE HOLDINGS LLC, a Texas limited liability company (the "Company"), as amended by the First Amendment thereto, dated January 1, 2023 (as amended, the "LLC Agreement"), and is hereby adopted by the Manager of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the LLC Agreement.

Recitals:

A. Sections 3.2 and 3.3 of the LLC Agreement permit the Manager of the Company to (i) create one or more classes or series of Units, (ii) issue such additional Units upon such terms as the Manager shall determine, and (iii) amend the LLC Agreement as necessary in connection with the issuance of additional Units and admission of additional Members without the requirement of any consent or acknowledgement of any other Member;

B. The Manager desires to amend the LLC Agreement for the purposes of (i) creating a new class of Units to be called Class C Units, and (ii) reflecting the issuance of 30,000 Class C Units (as defined below) to VictoryBase RE, LLC, a Texas limited liability company ("VBRE"), and (iii) admitting VBRE as a member of the Company with respect to such Class C Units;

C. As set forth herein, the Class C Units (in whole, but not in part) will be exchangeable at any time and from time to time, with the mutual consent of the Manager and the holder(s) of Class C Units for Class A Units at a conversion ratio that results in the exchanging holder of Class C Units receiving Class A Units with a fair market value equal to the fair market value of the Class C Units being exchanged;

D. Effective October 28, 2022, the Company formed VictoryBase NY1, LLC, a Texas limited liability company ("NY1"), and the Company is the sole holder of common membership interests of NY1;

E. On or about the Effective Date, the Company will be contributing (the "Class C Contribution") an amount equal to $300,000 (the "Class C Contribution Amount") to NY1, and NY1 will use such funds to pay a portion of the purchase price for certain real property in Sackets Harbor, New York (the "NY1 Properties"); and

F. As described more fully below, until the Class C Units are exchanged for Class A Units in accordance with the terms of this Amendment, all profits and losses (and items of income, expenses, gains and losses) related to the Company's ownership of common membership interests in NY1 will be allocated exclusively to the holder(s) of the Class C Units.

NOW, THEREFORE, the LLC Agreement is hereby amended as follows:

1. Creation and Designation of Class C Units. The Manager hereby creates and designates a new class of units to be called Class C Units. The Class C Units shall have the rights and obligations set forth on Exhibit C attached hereto and otherwise enjoy the rights of Units of the Company under the Company Agreement. In exchange for the contribution of the Class C Contribution Amount to the Company on or about the Effective Date, the Company will issue 30,000 Class C Units to VBRE effective as of the Effective Date, and VBRE is hereby admitted as a member of the Company with respect to such Class C Units.

2. Amendments to Article I. Article I of the LLC Agreement is hereby amended to add the following definition thereto:

"Class C Units" means Units representing a fractional part of the Company Interests of the Members and having the rights and obligations specified with respect to the Class C Units in this Agreement.

3. Amendment to Section 4.1. Section 4.1 of the LLC Agreement is hereby amended by added the following introductory phrase prior to paragraph (a) thereof (to apply to paragraphs (a) and (b) thereof):

"Subject to the rights of the holders of Class C Units set forth in Sections 1 and 2 of Exhibit C attached hereto and the rights of holders of any other class of series of Units hereafter created and issued by the Manager,"

4. Amendment to Section 5.2. Section 5.2 of the LLC Agreement is hereby amended by added the following phrase to the end of the introductory sentence thereof:

", subject to the rights of the holders of Class C Units set forth in Section 3 of Exhibit C attached hereto and the rights of holders of any other class of series of Units hereafter created and issued by the Manager"

5. Amendment to Section 5.3. Section 5.3 of the LLC Agreement is hereby amended by added the following phrase prior to paragraph (a) thereof (to apply to paragraphs (a) through (g) thereof):

"Subject to the rights of the holders of Class C Units set forth in Section 4 of Exhibit C attached hereto and the rights of holders of any other class of series of Units hereafter created and issued by the Manager,"

6. Amendment to Section 5.5. Section 5.5 of the LLC Agreement is hereby amended by added the following phrase "prior to paragraph (a) thereof (to apply to paragraphs (a) through (f) thereof):

"Subject to the rights of the holders of Class C Units set forth in Section 5 of Exhibit C attached hereto and the rights of holders of any other class of series of Units hereafter created and issued by the Manager,"

7. Amendment to Section 11.1. Section 11.1 of the LLC Agreement is hereby amended to (i) re-number the existing Section 11.1 as paragraph (a) of Section 11.1, and (ii) add a new paragraph (b) to Section 11.1 to read in its entirety as follows:

"(b) Exchange Rights for Class C Units. At any time after the two-year anniversary of the Effective Date (or sooner with the prior written consent of the holders of a majority of the Class C Units then outstanding) the Manager may cause all (but not less than all) of the Class C Units to be exchanged into Class A Units (a "Class C Unit Exchange"). Such Class C Units shall be exchangeable pursuant to this Section 11.1(b) at a conversion ratio that results in each former holder of Class C Units receiving Class A Units with a fair market value equal to the fair market value of the Class C Units being exchanged. The fair market value shall be determined by mutual agreement of the Manager and the holders of a majority of the Class C Units, but if no such agreement can be reached, such fair market value will be determined by an experienced independent appraiser reasonably selected by the Manager."

8. Amendment to Schedule A. Schedule A to the LLC Agreement is hereby amended to read in its entirety as set forth on Schedule A attached hereto.

9. Addition of Exhibit C. A new Exhibit C is hereby to the LLC Agreement to read in its entirety set forth on Exhibit C hereto.

10. No Other Amendments. Except as specifically set forth above, all terms and conditions of the LLC Agreement shall remain unchanged and in full force and effect and not be affected by this Amendment.

11. Governing Law. This Amendment shall be governed by the internal law of the State of Texas, without regard to its conflict-of-laws provisions.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned Manager of the Company has executed this Amendment as of the date first written above.

MANAGER:

VICTORYBASE CORPORATION

By: /s/ Thomas Paquin
Thomas Paquin
Chief Executive Officer

Schedule A

Schedule of Members

of

VICTORYBASE HOLDINGS LLC

As of February 10, 2023

<table>
<tr><th colspan="2">Name and Address of Member</th><th>Number of Units</th><th>Class of Units</th></tr>
<tr><td colspan="2">VictoryBase RE, LLC</td><td rowspan="2">715,066</td><td rowspan="2">Class A</td></tr>
<tr><td rowspan="2">Physical address:
[redacted]</td><td rowspan="2">Mailing address:
[redacted]</td></tr>
<tr><td>30,000</td><td>Class C</td></tr>
<tr><td colspan="2">VictoryBase Corporation</td><td rowspan="2">1</td><td rowspan="2">Class B</td></tr>
<tr><td>Physical address:
[redacted]</td><td>Mailing address:
[redacted]</td></tr>
</table>

Exhibit C

Class C Units

The Class C Units shall have the rights and responsibilities as follows:

1. Separate Accounting of NY1 Division. Notwithstanding any provision of the LLC Agreement to the contrary, the Company will separately account for any assets (including without limitation the Class C Contribution) and operations and any Net Profits and/or Net Losses (and related items of income, expenses, gains and losses) related to the Company's ownership of common membership interests of NY1 (including without limitation a reasonable amount of Company overhead allocated thereto) (collectively, the "NY1 Division").

2. Distributions under Section 4.1(a). If the Manager declares Distributions to the Members under Section 4.1(a) of the LLC Agreement, the Company will allocate the aggregate amount of such Distributions as follows:

2.1. Any Distributions of assets of the NY1 Division will be distributed exclusively to the holders of Class C Units, proportionately based upon the number of Class C Units held by such holders of Class C Units; and

2.2. Any Distribution of other assets (not part of the NY1 Division) will be allocated among the holders of Class A Units and Class B Units, in accordance with Section 4.1(a) of the LLC Agreement.

3. Tax Distributions under Section 4.1(b). If the Company makes any Tax Distributions to the Members under Section 4.1(b) of the LLC Agreement, then the Company will allocate the aggregate amount of such Tax Distributions as follows:

3.1. Any Tax Distributions of assets of the NY1 Division will be distributed exclusively to the holders of Class C Units, proportionately based upon the number of Class C Units held by such holders of Class C Units; and

3.2. Any Tax Distributions of other assets (not part of the NY1 Division) will be distributed exclusively to the holders of Class A Units and Class B Units, in accordance with Section 4.1(b) of the LLC Agreement.

4. Allocations under Section 5.2. Notwithstanding any provision of Section 5.2 to the Agreement to the contrary, all Net Profits and Net Losses (and items of income, expenses, gains and losses) of the NY1 Division will be allocated exclusively to the holder(s) of Class C Units. All other Net Profits and Net Losses (and items of income, expenses, gains and losses) for all other assets or operations of the Company (excluding the NY1 Division) will be allocated exclusively to the holders of Class A Units and Class B Units, such Net Profits and Net Losses to be allocated among the Class A Members and Class B Members in accordance with Sections 5.2(a) and 5.2(b) of the Agreement.

5. Regulatory Allocations under Section 5.3. Notwithstanding any provision of Section 5.3 of the Agreement to the contrary, the Company will separately account for the NY1 Division. All regulatory allocations under Section 5.3 of the Agreement related to the NY1 Division will be allocated exclusively to the holder(s) of Class C Units and will be excluded in its entirety from the Net Profits and Net Losses allocated among the holders of Class A Units and Class B Units in accordance with Sections 5.3(a) through 5.2(f) of the Agreement.

6. Tax Allocations under Section 5.5. Notwithstanding any provision of Section 5.5 of the Agreement to the contrary, the Company will separately account for the NY1 Division. All tax allocations related to the NY1 Division will be allocated exclusively to the holder(s) of Class C Units and will be excluded in their entirety from the tax allocations allocated among the holders of Class A Units and Class B Units in accordance with Sections 5.5(a) through 5.5(f) of the Agreement.

7. Liquidation Option. At any time any Class C Units are outstanding, holders of a majority of the outstanding Class C Units shall have the right (the "Liquidation Option") to require the Company to either (i) sell all of the Company's interests in NY1 and distribute the proceeds thereof (net of expenses and a reasonable reserve for future expenses) to the holders of Class C Units (an "NY1 Equity Sale"), or (ii) cause the Company to cause NY1 to sell the NY1 Properties and all other assets held by NY1 and distribute the proceeds thereof (after paying all liabilities of NY1 or making reasonable reserves for any such liabilities) to the members of NY1 (and then the Company shall distribute such distributions received from NY1 (after paying all liabilities of the Company related to the NY1 Division or making reasonable reserves for any such liabilities) to the holders of Class C Units (an "NY1 Liquidation"). Holders of a majority of the Class C Units may exercise their Liquidation Option on behalf of all holders of Class C Units by providing written notice of such exercise to the Company (a "Liquidation Notice"). Upon receipt of a Liquidation Notice, the Company shall use commercially reasonable efforts to expeditiously seek to effectuate an NY1 Equity Sale or an NY1 Liquidation.

[*End of document.*]

VictoryBase Corporation
and its Subsidiaries and Affiliates



Thomas Paquin, as Trustee of The Tom Paquin Irrevocable Trust
100% membership interests (100% of economic and voting interest)
Exchange Agreement (VBRE may exchange Class A Units of Holdings for Class A Shares of the Company)
Tax Receivable Agreement
Investors in the Offering
VictoryBase RE, LLC
Texas limited liability company
1,000,000 Class B Shares and 25,000 Class A Shares (FN 2)
VictoryBase Corporation
Delaware corporation
Class A Shares (FN 2)
1 Class B Unit (FN 1)
650,562 Class A Units
VictoryBase Holdings LLC
Texas limited liability company
Preferred Member
7,760 Class B Units
100% membership interests (100% of economic and voting interest)
100% of common membership interests (FN 3)
$2 million of preferred membership interests (FN 3)
VictoryBase SC1, LLC
Texas limited liability company (holds VictoryBase Properties in Beaufort, SC)
VictoryBase NY1, LLC
Texas limited liability company (holds VictoryBase Properties in Sackets Harbor, NY)



VictoryBase Corporation
And Its Subsidiaries and Affiliates
AS OF APRIL 16, 2025
Thomas Paquin, as Trustee of The Tom Paquin Irrevocable Trust
Exchange Agreement
VBRE may exchange Class A units of Holdings for Class A shares of the company
Investors in the Offering
100% Membership Interests (100% of economic and voting interests)
Tax Receivable Agreement
VictoryBase RE, LLC
Texas Limited Liability Company
VictoryBase Corporation
Delaware Corporation
1,000,000 Class B shares and 25,000 Class A shares
(FN1)
9,659 Class A shares
(FN1)
645, 456 Class A units
9,173 Class B units
VictoryBase Holdings LLC
Texas Limited Liability Company
Preferred Member
100% Membership Interests (100% of economic and voting interests)
100% of common membership interest
(FN2)
$2 million of preferred membership interests
(FN2)
VictoryBase SC1 LLC
Texas Limited Liability Company
(holds VictoryBase Properties in Beaufort, SC)
VictoryBase NY1 LLC
Texas Limited Liability Company
(holds VictoryBase Properties in Sackets Harbor, NY)

FIFTH AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
VICTORYBASE HOLDINGS, LLC

This Fifth Amendment (this "Amendment"), dated December 17th, 2024 (the "Effective Date"), amends the Limited Liability Company Agreement dated December 9, 2020 of VICTORYBASE HOLDINGS LLC, a Texas limited liability company (the "Company"), as amended by the First Amendment thereto, dated January 1, 2023, and the Second Amendment thereto, dated February 10, 2023, and the Third Amendment thereto, dated June 9, 2023, and the Fourth Amendment thereto, dated April 29th, 2024 (collectively, the "LLC Agreement"), and is hereby approved and adopted by the Manager and the Members of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the LLC Agreement

Recitals:

A. VBC uses proceeds from its Regulation CF offering to purchase 1,800 Class B units of VBH, resulting in a transaction of $19,998 at the current $11.11 unit price. Some or all these funds may be delayed due to fund clearing limitations with our investment platform. If VBC is unable to provide funds for the entire purchase, the additional funds will be treated as a non-interest-bearing liability until VBC can provide the full payment, but will still be booked at the dated market price of VBH Class B Units.

B. VBH issues 1,800 Class B units of VBH to VBC;

C. For the future contribution of assets and/or entities into VBH, VBRE may add reasonable market fees prior to contribution at management discretion;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which is acknowledged, the parties agree as follows:

1. Purchase of Class B Units of VBH by VBC. On or about the date hereof, VBC shall purchase 1,800 Class B Units of VBH. This shall result in the payment of $19,998 from VBC to VBH. VBC may have delays or limitations in its ability to pay for these units all at once, due to the limitations and requirements of our investment platform. If this occurs, the sale of units shall be executed at the current $11.11 unit price and VBC will incur a liability to VBH until the funds are paid in full. This liability between VBH and VBC shall be non-interest bearing and shall be paid within 15 days after VBC clears funds from our investment portal.

2. Amendment to Existing Company Agreement. As of the Effective Date, and after giving effect to the above Issuances, Schedule A to the Existing Company Agreement is hereby amended in its entirety to read as set forth on Schedule A attached hereto.

3. No Other Amendments. Except as specifically set forth in this Amendment, all terms and conditions of the Existing Company Agreement shall remain unchanged and in full force and effect and not be affected by this Amendment.

4. Further Assurances. The signing parties agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Amendment and the documents referred to in this Amendment.

5. Miscellaneous. THIS AMENDMENT SHALL BE GOVERNED BY TEXAS LAW (OTHER THAN THE CONFLICTS LAWS AND RULES OF TEXAS). This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one original. A faxed or e-mailed signature to this Amendment will be fully binding and enforceable without requiring delivery of the original signature to this Amendment. This Amendment (along with the Contribution Agreement and the other agreements referenced herein or therein) constitutes the entire agreement of the parties with respect to the subject matter hereof. This Amendment is binding on, and enforceable by, the parties hereto and their heirs, successors, and assigns.

[*Signature page follows.*]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

VBRE:

VICTORYBASE RE, LLC

By: ______________________
Thomas Paquin, President

VBC:

VICTORYBASE CORPORATION

By: ______________________
Thomas Paquin, President

SCHEDULE A

Schedule of Members
of
VICTORYBASE HOLDINGS LLC

as of December 17th, 2024

Name and Address of Member	Number of Units	Class of Units
VictoryBase RE, LLC Physical address: 550 Reserve Street, Suite 190 Southlake, TX 76092 Attn: Thomas Paquin and Mailing address: P.O. Box 617 Roanoke, TX 76262 Attn: Thomas Paquin E-mail: tpaquin@victorybase.com	645,456 0	Class A Class C
VictoryBase Corporation Physical address: 550 Reserve Street, Suite 190 Southlake, TX 76092 Attn: Thomas Paquin and Mailing address: P.O. Box 617 Roanoke, TX 76262 Attn: Thomas Paquin E-mail: tpaquin@victorybase.com	9,173	Class B

FOURTH AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
VICTORYBASE HOLDINGS, LLC

This Fourth Amendment (this "Amendment"), dated April 29th, 2024 (the "Effective Date"), amends the Limited Liability Company Agreement dated December 9, 2020 of VICTORYBASE HOLDINGS LLC, a Texas limited liability company (the "Company"), as amended by the First Amendment thereto, dated January 1, 2023, and the Second Amendment thereto, dated February 10, 2023, and the Third Amendment thereto, dated June 9, 2023, (collectively, the "LLC Agreement"), and is hereby approved and adopted by the Manager and the Members of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the LLC Agreement

Recitals:

A. VBC uses proceeds from its Regulation CF offering to purchase 7,372 Class B units of VBH, resulting in a transaction of $73,720 at the current $10.00 unit price. Some or all these funds may be delayed due to fund clearing limitations with our investment platform. If VBC is unable to provide funds for the entire purchase, the additional funds will be treated as a non-interest-bearing liability until VBC can provide the full payment, but will still be booked at the dated market price of VBH Class B Units.

B. VBH issues 7,372 Class B units of VBH to VBC;

C. VBRE exercises it right, contained in Exhibit C of the Second Amendment to VictoryBase Holdings, LLC, to convert 30,000 class C units of VBH to 74,894 Class A units of VBH;

D. VBH distributes $58,200 to VictoryBase NY1, LLC ("NY1") to use for capital improvements and working capital. $15,520 will remain in cash at VBH to support future redemptions or capital requirements as deemed necessary by management;

E. For the future contribution of assets and/or entities into VBH, VBRE may add reasonable market fees prior to contribution at managements discretion;

F. As of the effective date and following the execution of all other items herein, units of VBH will change from the previous $10.00 per unit price to $11.11. This calculation is contained herein, attached and amended as Schedule B. Our valuation policies can be found in the VictoryBase Corporation Form-C.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which is acknowledged, the parties agree as follows:

1. Purchase of Class B Units of VBH by VBC. On or about the date hereof, VBC shall purchase 7,372 Class B Units of VBH. This shall result in the payment of $73,720 from VBC to VBH. VBC may have delays or limitations in its ability to pay for these units all at once, due to the limitations and requirements of our investment platform. If this occurs, the sale of units shall be executed at the current $10.00 unit price and VBC will incur a liability to VBH until the funds are paid in full. This liability between VBH and VBC shall be non-interest bearing and shall be paid within 15 days after VBC clears funds from our investment portal.

2. Distribution of Capital to NY1. Following the sale of Class B units to VBC, VBH shall distribute $58,200 from VBH to NY1's operating cash account to use towards capital improvements and general working capital.

3. VBRE Conversion of Class C to Class A Units. Following the guidelines set forth by the Second Amendment to VictoryBase Holdings, LLC Exhibit C, VBRE shall convert 30,000 Class B units to 74,894 Class A Units. Calculations are contained herein under Schedule B.

4. Fees included in the contribution value of assets from VBRE to VBH. VBRE may include fees into the contribution value to account for expenses incurred from the acquisition, the contribution, and the VBC Regulation CF offering. This means that VBRE's asset/entity contribution value may be higher than the actual acquisition price of the asset or entity. Fees may include an offering fee, an acquisition fee, a sourcing fee, an admin fee, and any other fees deemed necessary or appropriate by management. These fees may also vary at the discretion of management.

5. Unit Price Adjustment. As of the effective Date, the company shall adjust the unit price of VBH from $10.00 to $11.11. Schedule B is attached hereto, describing the calculation used to determine the Net Asset Value of VBH.

6. Amendment to Existing Company Agreement. As of the Effective Date, and after giving effect to the above Issuances, Schedule A to the Existing Company Agreement is hereby amended in its entirety to read as set forth on Schedule A attached hereto.

7. No Other Amendments. Except as specifically set forth in this Amendment, all terms and conditions of the Existing Company Agreement shall remain unchanged and in full force and effect and not be affected by this Amendment.

8. Further Assurances. The signing parties agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Amendment and the documents referred to in this Amendment.

9. Miscellaneous. THIS AMENDMENT SHALL BE GOVERNED BY TEXAS LAW (OTHER THAN THE CONFLICTS LAWS AND RULES OF TEXAS). This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one original. A faxed or e-mailed signature to this Amendment will be fully binding and enforceable without

requiring delivery of the original signature to this Amendment. This Amendment (along with the Contribution Agreement and the other agreements referenced herein or therein) constitutes the entire agreement of the parties with respect to the subject matter hereof. This Amendment is binding on, and enforceable by, the parties hereto and their heirs, successors, and assigns.

[*Signature page follows.*]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

VBRE:

VICTORYBASE RE, LLC

By: ______________________
Thomas Paquin, President

VBC:

VICTORYBASE CORPORATION

By: ______________________
Thomas Paquin, President

SCHEDULE A

Schedule of Members
of
VICTORYBASE HOLDINGS LLC

as of April 29, 2024

Name and Address of Member	Number of Units	Class of Units
VictoryBase RE, LLC Physical address: 550 Reserve Street, Suite 190 Southlake, TX 76092 Attn: Thomas Paquin and Mailing address: P.O. Box 617 Roanoke, TX 76262 Attn: Thomas Paquin E-mail: tpaquin@victorybase.com	645,456 0	Class A Class C
VictoryBase Corporation Physical address: 550 Reserve Street, Suite 190 Southlake, TX 76092 Attn: Thomas Paquin and Mailing address: P.O. Box 617 Roanoke, TX 76262 Attn: Thomas Paquin E-mail: tpaquin@victorybase.com	7,373	Class B

SCHEDULE B

Schedule of Unit Price Adjustments
of
VICTORYBASE HOLDINGS LLC

as of April 29, 2024

	Previous Unit Price August 31, 2023 $10.00	Updated Unit Price April 29, 2024 $11.11
SC1 LLC Value	$15,000,000	$15,500,000
SC1 Cashflow Accumulated	$0	$149,935
NY1 Net Value	$8,200,000	$8,700,000
NY1 Cashflow Accumulated	$0	-$51,057
Capital from VBC for Class B Units	$0	$73,720
Adjustment (+/-)	$0	$723,655
Class A Units Outstanding	570,562	645,456
Class B Units Outstanding	1	7,372
Class C Units Outstanding	30,000	0
Total Units Outstanding	600,563	652,828

	Previous Unit Balance	Current Unit Balance	Value	% of VBH Owned
VBRE Total Class A Units	*570,562*	*645,456*	$7,170,046	98.87%
VB Corp Class B Units	*1*	*7,373*	$81,903	1.13%
Total Units Owned VBH	570,563	652,829	$7,251,949	100.00%

Conversion Calculations		
Class C Units Owned by VBRE	30,000	
Starting Unit Value	$10.00	
Increase in FMV to NY1	$448,943	**Appreciation and cashflow of NY1
Value in Class A Units	44,894	**Valued at the starting $10.00 unit price
Adding in the original Class C units	74,894	**Add back original 30,000 Class C units at $10.00 unit price
VBRE Total Class A Units after Conversion	645,456	**Add to original balance outstanding of 570,562

FOURTH AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
VICTORYBASE HOLDINGS, LLC

This Fourth Amendment (this "Amendment"), dated April 29th, 2024 (the "Effective Date"), amends the Limited Liability Company Agreement dated December 9, 2020 of VICTORYBASE HOLDINGS LLC, a Texas limited liability company (the "Company"), as amended by the First Amendment thereto, dated January 1, 2023, and the Second Amendment thereto, dated February 10, 2023, and the Third Amendment thereto, dated June 9, 2023, (collectively, the "LLC Agreement"), and is hereby approved and adopted by the Manager and the Members of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the LLC Agreement

Recitals:

A. VBC uses proceeds from its Regulation CF offering to purchase 7,372 Class B units of VBH, resulting in a transaction of $73,720 at the current $10.00 unit price. Some or all these funds may be delayed due to fund clearing limitations with our investment platform. If VBC is unable to provide funds for the entire purchase, the additional funds will be treated as a non-interest-bearing liability until VBC can provide the full payment, but will still be booked at the dated market price of VBH Class B Units.

B. VBH issues 7,372 Class B units of VBH to VBC;

C. VBRE exercises it right, contained in Exhibit C of the Second Amendment to VictoryBase Holdings, LLC, to convert 30,000 class C units of VBH to 74,894 Class A units of VBH;

D. VBH distributes $58,200 to VictoryBase NY1, LLC ("NY1") to use for capital improvements and working capital. $15,520 will remain in cash at VBH to support future redemptions or capital requirements as deemed necessary by management;

E. For the future contribution of assets and/or entities into VBH, VBRE may add reasonable market fees prior to contribution at managements discretion;

F. As of the effective date and following the execution of all other items herein, units of VBH will change from the previous $10.00 per unit price to $11.11. This calculation is contained herein, attached and amended as Schedule B. Our valuation policies can be found in the VictoryBase Corporation Form-C.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which is acknowledged, the parties agree as follows:

1. Purchase of Class B Units of VBH by VBC. On or about the date hereof, VBC shall purchase 7,372 Class B Units of VBH. This shall result in the payment of $73,720 from VBC to VBH. VBC may have delays or limitations in its ability to pay for these units all at once, due to the limitations and requirements of our investment platform. If this occurs, the sale of units shall be executed at the current $10.00 unit price and VBC will incur a liability to VBH until the funds are paid in full. This liability between VBH and VBC shall be non-interest bearing and shall be paid within 15 days after VBC clears funds from our investment portal.

2. Distribution of Capital to NY1. Following the sale of Class B units to VBC, VBH shall distribute $58,200 from VBH to NY1's operating cash account to use towards capital improvements and general working capital.

3. VBRE Conversion of Class C to Class A Units. Following the guidelines set forth by the Second Amendment to VictoryBase Holdings, LLC Exhibit C, VBRE shall convert 30,000 Class B units to 74,894 Class A Units. Calculations are contained herein under Schedule B.

4. Fees included in the contribution value of assets from VBRE to VBH. VBRE may include fees into the contribution value to account for expenses incurred from the acquisition, the contribution, and the VBC Regulation CF offering. This means that VBRE's asset/entity contribution value may be higher than the actual acquisition price of the asset or entity. Fees may include an offering fee, an acquisition fee, a sourcing fee, an admin fee, and any other fees deemed necessary or appropriate by management. These fees may also vary at the discretion of management.

5. Unit Price Adjustment. As of the effective Date, the company shall adjust the unit price of VBH from $10.00 to $11.11. Schedule B is attached hereto, describing the calculation used to determine the Net Asset Value of VBH.

6. Amendment to Existing Company Agreement. As of the Effective Date, and after giving effect to the above Issuances, Schedule A to the Existing Company Agreement is hereby amended in its entirety to read as set forth on Schedule A attached hereto.

7. No Other Amendments. Except as specifically set forth in this Amendment, all terms and conditions of the Existing Company Agreement shall remain unchanged and in full force and effect and not be affected by this Amendment.

8. Further Assurances. The signing parties agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Amendment and the documents referred to in this Amendment.

9. Miscellaneous. THIS AMENDMENT SHALL BE GOVERNED BY TEXAS LAW (OTHER THAN THE CONFLICTS LAWS AND RULES OF TEXAS). This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one original. A faxed or e-mailed signature to this Amendment will be fully binding and enforceable without

requiring delivery of the original signature to this Amendment. This Amendment (along with the Contribution Agreement and the other agreements referenced herein or therein) constitutes the entire agreement of the parties with respect to the subject matter hereof. This Amendment is binding on, and enforceable by, the parties hereto and their heirs, successors, and assigns.

[*Signature page follows.*]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

VBRE:

VICTORYBASE RE, LLC

By: ____________________________
Thomas Paquin, President

VBC:

VICTORYBASE CORPORATION

By: ____________________________
Thomas Paquin, President

<u>**SCHEDULE A**</u>

Schedule of Members
of
VICTORYBASE HOLDINGS LLC

as of April 29, 2024

Name and Address of Member	**Number of Units**	**Class of Units**
VictoryBase RE, LLC <u>Physical address</u>: 550 Reserve Street, Suite 190 Southlake, TX 76092 Attn: Thomas Paquin and <u>Mailing address</u>: P.O. Box 617 Roanoke, TX 76262 Attn: Thomas Paquin E-mail: tpaquin@victorybase.com	645,456 0	Class A Class C
VictoryBase Corporation <u>Physical address</u>: 550 Reserve Street, Suite 190 Southlake, TX 76092 Attn: Thomas Paquin and <u>Mailing address</u>: P.O. Box 617 Roanoke, TX 76262 Attn: Thomas Paquin E-mail: tpaquin@victorybase.com	7,373	Class B

SCHEDULE B

Schedule of Unit Price Adjustments
of
VICTORYBASE HOLDINGS LLC

as of April 29, 2024

	Previous Unit Price	Updated Unit Price
	August 31, 2023	April 29, 2024
	$10.00	$11.11
SC1 LLC Value	$15,000,000	$15,500,000
SC1 Cashflow Accumulated	$0	$149,935
NY1 Net Value	$8,200,000	$8,700,000
NY1 Cashflow Accumulated	$0	-$51,057
Capital from VBC for Class B Units	$0	$73,720
Adjustment (+/-)	$0	$723,655
Class A Units Outstanding	570,562	645,456
Class B Units Outstanding	1	7,372
Class C Units Outstanding	30,000	0
Total Units Outstanding	600,563	652,828

	Previous Unit Balance	Current Unit Balance	Value	% of VBH Owned
VBRE Total Class A Units	*570,562*	*645,456*	$7,170,046	98.87%
VB Corp Class B Units	*1*	*7,373*	$81,903	1.13%
Total Units Owned VBH	570,563	652,829	$7,251,949	100.00%

Conversion Calculations		
Class C Units Owned by VBRE	30,000	
Starting Unit Value	$10.00	
Increase in FMV to NY1	$448,943	**Appreciation and cashflow of NY1
Value in Class A Units	44,894	**Valued at the starting $10.00 unit price
Adding in the original Class C units	74,894	**Add back original 30,000 Class C units at $10.00 unit price
VBRE Total Class A Units after Conversion	645,456	**Add to original balance outstanding of 570,562

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE NY1, LLC

(a Texas limited liability company)

Dated as of February 10, 2023

THE INTERESTS ISSUED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE STATE SECURITIES LAWS, IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AND QUALIFICATION PROVIDED IN THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION OR REGISTRATION UNDER THE APPLICABLE STATE SECURITIES LAWS, OR UNLESS SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

IN ADDITION, THE INTERESTS ISSUED UNDER THIS AGREEMENT MAY BE SOLD OR TRANSFERRED ONLY IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

TABLE OF CONTENTS

EXHIBITS

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE NY1, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT of VICTORYBASE NY1, LLC, a Texas limited liability company (the "Company"), is made, entered into and effective as of February 10, 2023, by and between LAWLER REALTY, LLC, a New York limited liability company, as a member of the Company ("Preferred Member"), and VICTORYBASE HOLDINGS LLC, a Texas limited liability company, as a member of the Company ("Common Member") and the initial Manager.

RECITALS

WHEREAS, the Company was formed pursuant to the provisions of the Texas Revised Uniform Limited Liability Company Act, Texas Code, Title 6, Sections 18-101, et seq., as amended from time to time (the "Act"), pursuant to that certain Certificate of Formation of the Company, dated October 28, 2022 (the "Certificate of Formation"), filed in the office of the Secretary of State of Texas (the "Secretary of State") on October 28, 2022; and

WHEREAS, each of Common Member and Preferred Member desires to enter into this Agreement to set forth the respective rights and obligations of the Members and the Manager, effective as of the date hereof and on the terms and conditions as set forth in this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and the promises contained herein (the receipt and sufficiency of which being hereby acknowledged), the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE 1
DEFINITIONS AND TERMS

1.1 **Definitions**. Unless the context otherwise requires, the following terms shall have the following meanings for the purposes of this Agreement:

"Act" has the meaning set forth in the Recitals to this Agreement.

"Adjusted Capital Account Deficit" means, with respect to any Member for any period, the deficit balance, if any, in such Member's Capital Account as of the end of such period, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts that such Member is deemed obligated to restore as described in the penultimate sentence of Treasury Regulation Section 1.704-2(g)(1) and in Treasury Regulation Section 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistent therewith.

"Affiliate" means, with respect to any specified Person, a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person specified.

"Agreement" means this Limited Liability Company Agreement and all Exhibits referred to herein and attached hereto, each of which is made a part hereof, as amended, supplemented or otherwise modified from time to time. Words such as "herein", "hereinafter", "hereto", "hereby" and "hereunder", when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

"Authorized Signatory" has the meaning set forth in Section 6.1.3.

"Available Cash" means, for each Fiscal Year or other period, all cash receipts of the Company from all sources, proceeds from rental or business interruption insurance and any funds released during such period from cash reserves previously established, without reduction for any non-cash charges, but less amounts used during such Fiscal Year or other period (i) to pay current operating expenses and to pay or establish reasonable reserves for future expenses, fees, commissions, debt payments, capital improvements and replacements, environmental remediation, rehabilitation and construction costs and other contingencies of the Company, (ii) to pay any expenditures made, or expenses incurred, by the Company and any subsidiary in connection with a sale or refinancing, or (iii) reserves retained from such cash receipts or the proceeds of a sale as determined by the Manager.

"Book Basis" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) the initial Book Basis of any asset contributed (or deemed contributed) to the Company shall be such asset's gross fair market value at the time of such contribution as reasonably determined by the Members;

(b) the Book Basis of all Company assets may be adjusted in the discretion of Members to equal their respective gross fair market values, as reasonably determined by the Members, at the times specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f);

(c) any adjustments to the adjusted basis of any asset of the Company pursuant to Section 734 or Section 743 of the Code shall be taken into account in determining such asset's Book Basis in a manner consistent with Treasury Regulations Section 1.704-1(b)(2)(iv)(m);

(d) the Book Basis of any Company asset distributed or deemed distributed by the Company to any Member shall be adjusted immediately prior to such distribution to equal its gross fair market value as of the date of distribution, as reasonably determined by the Members; and

(e) if the Book Basis of an asset has been determined pursuant to clause (a), (b) or (c) of this definition, such Book Basis shall thereafter be adjusted in the same manner as would the asset's adjusted basis for federal income tax purposes, except that depreciation deductions shall be computed based on the asset's Book Basis as so determined, rather than on its adjusted tax basis.

"Business Day" means any day other than a Saturday, Sunday or other day on which national banks in Dallas, Texas, or New York, New York, are required or permitted to be closed.

"Business of the Company" means the purpose of the Company as described in Section 2.6.

"Capital Account" means the separate account maintained for each Member under Section 4.1 hereof.

"Capital Event" means (i) any sale, transfer, or other disposition or liquidation of the Property (including a foreclosure sale of the Property to an unaffiliated third party) or the Interests in the Company; (ii) the refinancing of the Senior Loan; or (iii) a casualty (where the proceeds are not to be used for reconstruction), condemnation or a similar event with respect to any part of the Property (other than business interruption or rental loss insurance proceeds), where the gross proceeds from such event exceed $100,000.

"Capital Contribution" means the cash, cash equivalents, promissory obligations and the fair market value of property other than cash (net of liabilities which the Company assumes or takes the property subject to) contributed, or deemed contributed, to the capital of the Company by a Member.

"Capital Proceeds" means, with respect to any Capital Event, all amounts paid to or received by or on behalf of the Company in connection with such Capital Event.

"Certificate of Formation" has the meaning ascribed thereto in the Recitals to this Agreement, as the same may be amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of any succeeding law).

"Common Equity Investment" means the Capital Contributions made by the Common Member.

"Common Member" has the meaning ascribed thereto in the introductory paragraph of this Agreement and its permitted successors and assigns who or which acquires part or all of the Common Member Interest and are admitted as a substitute member of the Company pursuant to the provisions of this Agreement.

"Common Member Interest" means the Interest in the Company issued to Common Member in consideration of the Common Equity Investment.

"Company" has the meaning ascribed thereto in the introductory paragraph of this Agreement.

"Company Minimum Gain" means "partnership minimum gain" as defined in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d)(1).

"Company Property" means any assets of the Company, whether tangible or intangible, or any portion thereof.

"Control" and its corollaries means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, which may be subject to certain veto or consent rights of another Person over certain matters.

"Dissolution" means (a) when used with reference to the Company, the earlier to occur of the events described in Section 11.1 and (b) when used with reference to any Member, the earlier to occur of the date upon which (i) there is a Dissolution of the Company and (ii) such Member's entire Interest in the Company is terminated by means of a distribution or series of distributions by the Company to such Member.

"Effective Date" means the date of execution of this Agreement by the parties hereto.

"Fiscal Year" means the taxable year of the Company, which shall begin on January 1 and end on December 31, or such other taxable year as required by Section 706(b) of the Code.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Indemnitee" has the meaning ascribed thereto in Section 12.1.

"Interest" means any limited liability company interest in the Company, including, without limitation, the Preferred Member Interest and the Common Member Interest.

"IRR" means the annual discount rate, which shall be applied to a designated Member's Capital Contributions to and distributions from the Company, at which the net present value of such Member's Capital Contributions to and distributions from the Company equals zero; calculated from the actual date such Capital Contribution was made or the actual date such distribution was received, as the case may be. A Member's IRR shall be calculated on the basis of the actual number of days elapsed over a 365- or 366-day year, as the case may be, using cumulative annual compounding. For purposes of this Agreement, IRR shall be calculated using the XIRR function of Microsoft Excel.

"Lender Guaranties and Indemnities" shall mean any guaranty or indemnity provided by a Person in connection with a Senior Loan, including, without limitation, any payment guaranty, recourse carve-out guaranty, environmental indemnity, tax and interest guaranty, completion guaranty or carry guaranty.

"Loan Guarantor" shall have the meaning set forth in Section 12.1.

"Losses" means any and all claims, suits, liabilities, actions, proceedings, obligations, debts, damages, losses, costs, expenses, fines, penalties, charges, fees, judgments, awards, and amounts paid in settlement of whatever kind or nature (including, without limitation legal fees and other costs of defense).

"Major Decision" shall have the meaning set forth in Section 6.3.

"Manager" means, as of the Effective Date, the Common Member, or, if applicable, its replacement selected to manage the Company pursuant to this Agreement. The Manager is hereby designated as a "manager" of the Company within the meaning of Section 18-101(10) of the Act.

"Mandatory Redemption Date" means February 10, 2028.

"Members" means, collectively, the Common Member and Preferred Member and any other Person who or which holds an Interest and is admitted as a member of the Company in accordance with this Agreement. Reference to a "Member" shall be to any one of the Members.

"Member Nonrecourse Debt" means "partner nonrecourse debt," as defined in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a nonrecourse liability of the Company, determined in accordance with Treasury Regulations Sections 1.704-2(i)(2) and (3).

"Member Nonrecourse Deductions" means "partner nonrecourse deductions," as defined in Treasury Regulations Section 1.704-2(i)(2).

"Net Capital Proceeds" means, with respect to any Capital Event, all Capital Proceeds, less (a) amounts paid or payable in respect of the Senior Loan, (b) reasonable and customary costs and expenses incurred in connection with such Capital Event (including the cost to rebuild or replace the damaged or condemned portion of the Property), (c) any additional liabilities of the Company which are required to be satisfied in connection with the occurrence of such Capital Event out of the Capital Proceeds, and (d) and such reserves as the Manager may reasonably determine are required to be established in connection with the occurrence of such Capital Event.

"Net Profits" and "Net Losses" mean, for any period, the taxable income or loss, respectively, of the Company for such period, in each case as determined for U.S. federal income tax purposes, but computed with the following adjustments:

(i) items of income, gain, loss and deduction (including, without limitation, gain or loss on the disposition of any Company asset and depreciation or other cost recovery deduction or expense) shall be computed based upon the Book Basis of the

Company's assets rather than upon such assets' adjusted bases for U.S. federal income tax purposes;

(ii) any tax-exempt income received by the Company shall be deemed for these purposes only to be an item of gross income;

(iii) any expenditure of the Company described in Section 705(a)(2)(B) of the Code (or treated as described therein pursuant to Treasury Regulations under Section 704(b) of the Code) shall be treated as a deductible expense;

(iv) there shall be taken into account any separately stated items under Section 702(a) of the Code;

(v) if the Book Basis of any Company asset is adjusted pursuant to clauses (ii) or (iv) of the definition thereof, the amount of such adjustment shall be taken into account in the period of adjustment as gain or loss from the disposition or deemed disposition of such asset for purposes of computing Net Profits and Net Losses; and

(vi) items of income, gain, loss, or deduction or credit allocated pursuant to Section 4.3 shall not be taken into account.

"Nonrecourse Deductions" has the meaning ascribed thereto in Treasury Regulations Section 1.704-2(b)(1).

"Notices" has the meaning set forth in Section 13.4.

"Officers" has the meaning set forth in Section 6.1.3.

"Permitted Transfer" has the meaning set forth in Section 8.1.

"Person" includes any natural person, corporation, trust, association, joint stock company, partnership, limited liability company, joint venture or other entity and any government or agency, instrumentality or political subdivision thereof.

"Preferred Equity Balance" means, as of the date of determination, an amount equal to (i) the Preferred Equity Investment, minus (ii) all distributions made to Preferred Member pursuant to Section 5.1.2(a).

"Preferred Equity Investment" means Preferred Member's Capital Contribution on the Effective Date in the amount of $2,000,000.00.

"Preferred Member" has the meaning ascribed thereto in the introductory paragraph of this Agreement and its permitted successors and assigns who or which acquires the Preferred Member Interest and are admitted as Members of the Company pursuant to this Agreement.

"Preferred Member Interest" means the Interest in the Company issued to Preferred Member in consideration of the Preferred Equity Investment.

"Priority Return" means, for any Fiscal Year, a return on investment calculated at the rate of six percent (6%) per annum return, compounding annually, on the Preferred Equity Balance, with such Priority Return commencing to accrue on the date the Preferred Equity Investment is made to the Company.

"Property" means that certain property located in Sackets Harbor, Jefferson County, New York, being more particularly described on Exhibit A attached hereto and made a part hereof, together will all buildings and improvements thereon.

"Purchase Agreement" means that certain Purchase and Sale Agreement dated February 10, 2023, together with all amendments thereto, by and between the Company, as purchaser, and Preferred Member, as seller, in connection with the purchase and sale of the Property.

"Redemption Date" means the date on which the Redemption in Full occurs.

"Redemption in Full" means the Required Redemption Amount has been paid in full.

"Regulations" means the federal income tax regulations promulgated by the Treasury Department under the Code, as such regulations may be amended from time to time. All references herein to a specific section of the Regulations shall be deemed also to refer to any corresponding provisions of succeeding Regulations.

"Regulatory Allocations" has the meaning set forth in Section 4.3.6 hereof.

"Required Redemption Amount" means, as of the date of determination, an amount equal to the sum of (i) the Preferred Equity Balance, plus (ii) the amount sufficient for the Preferred Member to achieve a 7.5% IRR on the Preferred Equity Investment (inclusive of all distributions made (or deemed made) to the Preferred Member).

"Secretary of State" has the meaning ascribed thereto in the Recitals of this Agreement.

"Senior Lender" means, the holder of the Senior Loan, or any successor holders from time to time.

"Senior Loan" means any loan or financing secured by a mortgage, deed of trust or similar real property lien filed against the Property which will be used to finance the costs of acquiring the Property.

"Senior Loan Documents" means any loan agreement, promissory note or other evidence of indebtedness and all deeds of trust, mortgages and security agreements, assignments, financing statements, pledges and collateral security agreements delivered in connection with the Senior Loan, and any replacement, renewal, extension, substitution, addition, supplement, amendment or modification of any of the foregoing entered into in accordance with the terms of this Agreement.

"Transfer" has the meaning ascribed thereto in Section 8.1. The terms "Transferee", "Transferor" or "Transferred" shall have the meanings correlative thereto.

"Treasury Regulation" or "Regulation" means, with respect to any referenced provision, such provision of the regulations of the United States Department of the Treasury.

ARTICLE 2
THE COMPANY AND ITS BUSINESS

2.1 **Formation of Company; Admission of Preferred Member and Issuance of Preferred Member Interest**. The Company was formed pursuant to the provisions of the Act by the execution, delivery and filing of the Certificate of Formation with the Secretary of State in accordance with and pursuant to the Act. The Manager and Members hereby ratify the filing of the Certificate of Formation of the Company. The rights and liabilities of the Members, the management of the affairs of the Company and the conduct of its business shall be as provided in the Act, except as herein otherwise expressly provided.

2.2 **Name**. The name of the Company is "VictoryBase NY1, LLC" or such other name as the Manager shall select from time to time.

2.3 **Principal Office**. The Company shall maintain its principal place of business at c/o VictoryBase Holdings LLC, 550 Reserve St., Suite 190, Southlake, TX 76092, or at such other place as the Manager may determine from time to time.

2.4 **Registered Office and Registered Agent**. The Company's initial registered offices and registered agent shall be as set forth in the Certificate of Formation. The registered office and registered agent may be changed by the Manager from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State pursuant to the Act.

2.5 **Period of Duration**. The period of duration of the Company commenced on the date of the filing of the Certificate of Formation with the Secretary of State and shall continue in perpetuity, unless the Company is dissolved sooner in accordance with the provisions of this Agreement.

2.6 **Business and Purpose of the Company**. The business purpose of the Company (the "Business of the Company") is limited solely to engaging in the following activities:

2.6.1 To, either directly or through one or more subsidiaries wholly owned (directly or indirectly) by the Company, acquire, own, hold, lease, operate, develop, improve, renovate, rehabilitate, manage, sell, finance, refinance and/or transfer any portion of the Property; and

2.6.2 transacting any and all lawful business for which a limited liability company may be organized under the Act that is incident, necessary or appropriate to accomplish the foregoing, including, without limitation, contracting for necessary or desirable services of professionals and others.

ARTICLE 3
MEMBERS AND CAPITAL CONTRIBUTIONS

3.1 **Names and Addresses of Members**. The addresses of the Members are:

3.1.1 Common Member: c/o VictoryBase Holdings LLC, 550 Reserve St., Suite 190, Southlake, Texas 76092, Attention: Thomas Paquin.

3.1.2 Preferred Member: c/o Lawler Realty, 206 Ambrose Street, Sackets Harbor, New York 13685, Attention: Corry Lawler.

3.2 **Preferred Member Interest**. Preferred Member shall (a) have the rights and obligations set forth in this Agreement, and (b) unless approved by the Common Member, the Preferred Member, and Manager in writing, not have any right or obligation to contribute additional capital or property in excess of its Preferred Equity Investment to, or in respect of debts, liabilities or other obligations of, the Company, or to make loans to the Company. Upon Redemption in Full of the Preferred Member Interest, Preferred Member shall immediately be deemed to have withdrawn from the Company, its entire Interest in the Company shall immediately be redeemed, terminate and be cancelled, and Preferred Member shall have no further rights or obligations hereunder, except for any rights of indemnification or other claims accruing prior to the Redemption Date or which by their terms survive such withdrawal. In connection with such Redemption in Full of the Preferred Member Interest, the Preferred Member shall promptly execute and deliver any documents reasonably requested by the Company or the Common Member to evidence and confirm that the Preferred Member Interest has been redeemed in full, that the Preferred Member has no further interest in the Company and that the Company and the Common Member have been released in full from any and all claims arising from or relating to the Preferred Member's interest in the Company. Such release and confirmation of redemption shall be substantially in the form of Exhibit C attached hereto.

3.3 **Capital Contributions**. Effective as of the Effective Date, the Members agree that (a) Common Member shall be deemed to have made a Capital Contribution in the amount of the initial Common Equity Investment, which shall be contributed by the Common Member on the Effective Date, and (b) Preferred Member shall be deemed to have made an in-kind Capital Contribution in the amount of the entire Preferred Equity Investment, which shall be contributed by the Preferred Member on the Effective Date.

3.4 **Additional Contributions**. Except as expressly set forth in this Agreement (including pursuant to Article 9) or the Act, no Member shall be required or permitted to (a) make any additional Capital Contributions, or (b) make any loan to the Company.

3.5 **Redemption of Preferred Member Interest**.

3.5.1 Early Redemption. The Preferred Member Interest may be redeemed in whole (by Redemption in Full) or in part at any time.

3.5.2 Mandatory Redemption. A Redemption in Full of the Preferred Member Interest shall occur not later than the Mandatory Redemption Date. If a Redemption in Full does

not occur on or prior to the Mandatory Redemption Date, then the provisions of Article 13 below shall apply.

3.5.3 Effect of Redemption. Promptly following Redemption in Full of the Preferred Member Interest, the Preferred Member Interest shall be redeemed and cancelled in accordance with Section 3.2 above.

3.6 **Rights With Respect To Capital**.

3.6.1 Company Capital. Except as expressly provided in this Agreement, (a) no Member shall have the right to receive any return of its Capital Contributions, and (b) no Capital Contribution may be returned in any form other than cash.

3.6.2 No Interest on Capital Contributions. Except as expressly provided in this Agreement, no Capital Contribution of any Member shall bear interest or otherwise entitle the contributing Member to any compensation for use of its Capital Contribution.

ARTICLE 4
CAPITAL ACCOUNTS AND ALLOCATIONS

4.1 **Capital Accounts**. A separate Capital Account will be maintained for each Member in accordance with Treasury Regulation Sections 1.704-1(b) and 1.704-2. Consistent therewith, the Capital Account of each Member will be determined and adjusted as follows:

4.1.1 Each Member's Capital Account will be credited with:

(a) Any contributions of cash made by such Member to the capital of the Company and the fair market value of any property contributed by such Member to the capital of the Company (net of any liabilities to which such property is subject or which are assumed by the Company);

(b) The Member's distributive share of Net Profit and items thereof; and

(c) Any other increases required by Treasury Regulation Section 1.704-1(b)(2)(iv).

4.1.2 Each Member's Capital Account will be debited with:

(a) Any distributions of cash made from the Company to such Member plus the fair market value of any property distributed in kind to such Member (net of any liabilities to which such property is subject or which are assumed by such Member);

(b) The Member's distributive share of Net Loss and items thereof; and

(c) Any other decreases required by Treasury Regulation Section 1.704-1(b)(2)(iv).

4.1.3 No Member shall be required to restore any negative balance in his, her or its Capital Account.

4.1.4 In the event that all or a portion of a Member's Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

4.1.5 The Capital Account of each Member shall be adjusted to reflect any adjustment to the Book Basis of the Company's assets attributable to the application of Sections 734 or 743 of the Code to the extent required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

4.1.6 Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account balance of any Member, the Capital Account balance of such Member shall be determined after giving effect to all allocations pursuant to this Article 4 and all contributions and distributions made prior to the time as of which such determination is to be made.

4.2 **Allocations**. After the application of Section 4.3, Net Profits and Net Losses for any taxable year, or portion thereof, shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, and after taking into account actual distributions made during such taxable year, or portion thereof, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member pursuant to Section 11.4.3 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Basis, all Company liabilities, including the Company's share of any liability of any entity treated as a partnership for U.S. federal income tax purposes in which the Company is a partner, were satisfied (limited with respect to each nonrecourse liability to the Book Basis of the assets securing such liability) and the net assets of the Company were distributed in accordance with Section 11.4.3 to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. Subject to the other provisions of this Article 4, an allocation to a Member of a share of Net Profit or Net Loss shall be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Profit or Net Loss.

4.3 **Special Allocations and Compliance with Section 704(b)**. The following special allocations shall, except as otherwise expressly provided in this Agreement, be made in the following order:

4.3.1 Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a Fiscal Year, so that an allocation is required by Treasury Regulations Section 1.704-2(f), each Member will be allocated, before any other allocation under this Article 4, items of income and gain for such Fiscal Year (and if necessary, subsequent years) in proportion to and to the extent of an amount equal to such Member's share of the net decrease in Company Minimum Gain determined in accordance with Treasury Regulations Section 1.704-2(g)(2). This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "minimum gain chargeback" provisions of Treasury Regulations Section 1.704-2(f).

4.3.2 Minimum Gain Attributable to Member Nonrecourse Debt. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations 1.704-2(i)(5), shall be specially allocated items of the Company's income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 4.3.2 is intended to comply with the "minimum gain chargeback" requirement of that Section of the Regulations and shall be interpreted consistently therewith.

4.3.3 Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocation or distributions described in clauses (4), (5) or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of the Company income shall be specially allocated to such Member in an amount and manner sufficient to eliminate his, her, or its Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible; provided, however, that an allocation pursuant to this Section 4.3.3 shall be made only if, and to the extent that, such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Article 4 tentatively have been made as if this Section 4.3.3 were not in this Agreement. This Section 4.3.3 is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3) and shall be interpreted consistently therewith.

4.3.4 Nonrecourse Deductions; Member Nonrecourse Deductions. Nonrecourse Deductions shall be allocated among the Members in accordance with their Interests. Member Nonrecourse Deductions shall be specially allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(2).

4.3.5 Limitation on Allocation of Losses. To the extent that Net Losses or items of loss or deduction otherwise allocable to a Member hereunder would cause such Member to have an Adjusted Capital Account Deficit as of the end of the taxable year to which such Net Losses, or items of loss or deduction, relate (after taking into account the allocation of all items of income and gain for such taxable period), such Net Losses, or items of loss or deduction, shall not be allocated to such Member and instead shall be allocated to the Members in accordance with Section 4.2 as if such Member were not a Member.

4.3.6 Regulatory Allocations. Any allocations required to be made pursuant to Section 4.3.1 through Section 4.3.5 (the "Regulatory Allocations") (other than allocations, the effects of which are likely to be offset in the future by other special allocations) shall be taken into account, to the extent permitted by the Treasury Regulations, in computing subsequent allocations of income, gain, loss or deduction pursuant to Section 4.2 so that the net amount of

any items so allocated and all other items allocated to each Member shall, to the extent possible, be equal to the amount that would have been allocated to each Member pursuant to Section 4.2 had such Regulatory Allocations under this Section 4.3 not occurred.

4.3.7 Liquidation. It is intended that prior to a distribution of the proceeds from a liquidation of the Company, the positive Capital Account balance of each Member shall be equal to the amount that such Member is entitled to receive pursuant to Section 11.4.3. Accordingly, notwithstanding anything to the contrary in this Article 4, to the extent permissible under Sections 704(b) of the Code and the Treasury Regulations promulgated thereunder, Net Profits and Net Losses and, if necessary, items of gross income and gross deductions, of the Company for the year of liquidation of the Company (or, if earlier, the year in which all or substantially all of the Company's assets are sold, transferred or disposed of) shall be allocated among the Members so as to bring the positive Capital Account balance of each Member as close as possible to the amount that such Member would receive if the Company were liquidated and all the proceeds were distributed in accordance with Section 11.4.3.

4.4 **Tax Matters**.

4.4.1 For federal income tax purposes, except as otherwise provided in this Section 4.4, each item of income, gain, loss and deduction shall be allocated among the Members in the same manner as its corresponding item of book income, gain, loss or deduction is allocated pursuant to this Article 4.

4.4.2 In accordance with Sections 704(b) and 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any Company asset contributed (or deemed contributed) to the capital of the Company shall, solely for federal income tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of such Company asset for federal income tax purposes and its Book Basis upon its contribution (or deemed contribution). If the Book Basis of any Company asset is adjusted, subsequent allocations of taxable income, gain, loss and deduction with respect to such Company asset shall take account of any variation between the adjusted basis of such Company asset for federal income tax purposes and the Book Basis of such Company asset in the manner prescribed under Code Sections 704(b) and 704(c) and the Treasury Regulations thereunder. Any elections or decisions relating to such allocations shall be made by the Manager.

4.4.3 If a Member acquires an Interest, redeems all or a portion of his, her or its Interest or transfers an Interest during a taxable year, the Net Profits or Net Losses (and other items referred to in Sections 4.2 or 4.3) attributable to such Interest for such taxable year shall be allocated between the transferor and the transferee by closing the books of the Company as of the date of the transfer, or by any other method permitted under Section 706 of the Code and the Treasury Regulations thereunder that is selected by the Members, provided, that in any event Net Profits or Net Losses (and other items referred to in Sections 4.2 or 4.3) attributable to any extraordinary non-recurring items of the Company shall be allocated between the transferor and the transferee by closing the books of the Company with respect to such items.

4.4.4 The provisions of this Article 4 (and other related provisions in this Agreement) pertaining to the allocation of items of Company income, gain, loss, deductions, and

credits shall be interpreted consistently with the Treasury Regulations, and to the extent unintentionally inconsistent with such Treasury Regulations, shall be deemed to be modified to the extent necessary to make such provisions consistent with the Treasury Regulations.

ARTICLE 5
DISTRIBUTIONS

5.1 **Distributions of Available Cash and Net Capital Proceeds**.

5.1.1 To the extent the Manager determines that there is Available Cash for distribution, such Available Cash shall be distributed quarterly by the Company to the Members in the following order and priority:

(a) *First*, to the Preferred Member until the Preferred Member has received the Priority Return (including any accrued but unpaid Priority Return amount);

(b) *Second*, 75% to the Preferred Member and 25% to the Common Member, *pari passu*, until the Preferred Member has received aggregate distributions under this Section 5.1 in an amount sufficient to achieve a return on investment equal to seven and one-half percent (7.5%) per annum return, compounded annually, on the Preferred Equity Investment as of the date of calculation; and

(c) *Thereafter*, the remainder, if any, to the Common Member.

5.1.2 To the extent the Manager determines that there are Net Capital Proceeds available for distribution, such Net Capital Proceeds shall be distributed by the Company to the Members in the following order and priority:

(a) *First*, 100% to the Preferred Member until the Preferred Equity Balance has been reduced to Zero Dollars ($0.00);

(b) *Second*, 75% to the Preferred Member and 25% to the Common Member, *pari passu*, until a Redemption in Full has occurred; and

(c) *Thereafter*, the remainder, if any, to the Common Member.

Notwithstanding anything to the contrary herein, to the extent sufficient funds exist, the Manager shall make distributions of Net Capital Proceeds within thirty (30) days of receipt.

5.2 **Effect of Transfers**. Distributions with respect to an Interest shall be made to the Person reflected on the books and records of the Company as owning an Interest on the date of the distribution.

5.3 **Offset of Distributions**. Notwithstanding anything contained herein to the contrary, the Members agree that the Company is expressly permitted to offset all or any portion of the distributions payable to Preferred Member hereunder against, and to the extent of, any post-closing obligations of Preferred Member to the Company pursuant to the express terms of

the Purchase Agreement, which are undisputed and remain unsatisfied following the expiration of any applicable notice and cure periods set forth in the Purchase Agreement, and said funds will be deemed to have been first distributed to Preferred Member and immediately paid by Preferred Member to the Company toward the outstanding balance of the unsatisfied post-closing obligations of Preferred Member under the Purchase Agreement. For purpose of clarity, if the Preferred Member disputes any claim that the Preferred Member has not satisfied its post-closing obligations under the Purchase Agreement, there shall be no right of offset until such disputed item is finally resolved, either by agreement between the parties or a final, non-appealable decision of a court of competent jurisdiction.

ARTICLE 6
MANAGEMENT; OFFICERS

6.1 **Management; Officers**.

6.1.1 Management. Management of the Company shall be vested in the Manager in accordance with this Agreement. Except as otherwise provided in this Agreement, (a) the Common Member shall act as the Manager of the Company and shall have the authority, on behalf of the Company, to do all things appropriate to the accomplishment of the purposes of the Company, subject to and in accordance with this Article 6, unless and until removed in accordance with Section 7.4 of this Agreement, and (b) each Member shall have the voting rights and other powers expressly designated to such Member in this Agreement.

6.1.2 Delegation. The Manager may delegate to any person any or all of its powers, rights and obligations under this Agreement and may appoint, contract or otherwise deal with any person to perform any acts or services for the Company as the Manager may reasonably determine. Consistent with the foregoing, the Manager hereby delegates the power and authority to the Officers to cause the Company to enter into such contracts, documents, instruments and agreements as each such Officer determines appropriate in connection with the Business of the Company and the ability to execute and deliver any documents on behalf of the Company in connection with the Business of the Company to the Officers acting alone, without any vote or consent of any other person, pursuant to Section 6.1.3 hereof.

6.1.3 Officers.

(a) The Manager may, from time to time as it deems advisable, appoint officers of the Company (the "Officers") and assign in writing titles (including, without limitation, President, Vice President, Secretary and Treasurer) to any such person. Unless the Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Texas General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Each Officer is hereby designated an "authorized person" within the meaning of the Act and as an authorized signatory ("Authorized Person") of the Company for purposes of the execution of documents, instruments and agreements in the name of and on behalf of the Company. In addition, each of the Officers, acting alone, is hereby authorized to cause the Company (on behalf of itself and on behalf of any related partnership, to which the Company is a general

partner, or any related entity, which the Company manages) to enter into such documents, instruments and agreements as each Officer determines appropriate in connection with the business of the Company (or such business of such related entity) and is hereby authorized to execute and deliver any contracts, documents, instruments and agreements on behalf of the Company (on behalf of itself and on behalf of any related partnership, to which the Company is a general partner, or any related entity, which the Company manages) without any vote or consent of any other person. Any delegation pursuant to this Section 6.1.3 may be revoked at any time by the Manager.

(b) The Manager appoints the following Officers to serve in the following offices of the Company: Thomas Paquin as President of the Company and John Sharkey as Vice President of the Company.

6.2 **Management Duties, Authority and Powers**. The Members delegate to the Manager and any Officers appointed by the Manager the responsibility for supervising and undertaking the Business of the Company and making all decisions affecting the operations of the Company and the Property, subject to the consent and approval of the Members as required pursuant to Section 6.3 and elsewhere in this Agreement. In connection therewith, the Manager and any Officers appointed by the Manager, acting alone, shall have the right, power and authority to do all such lawful acts and things as are not by the Act or this Agreement prohibited or directed or required to be exercised or done with the consent and approval of Members.

6.3 **Restrictions on Manager's and Officers' Authority**. Notwithstanding anything in this Agreement to the contrary, except as otherwise provided in this Agreement, neither the Manager nor any Officer shall cause the Company to take any of the following actions on behalf of the Company or with respect to the Property which would be a Major Decision unless approved by each Member in writing. For the purposes of this Agreement, any act or decision with respect to the matters set forth below in this Section 6.3 shall constitute a "Major Decision":

6.3.1 Approving the assignment, transfer, sale, pledge or disposal of all or any portion of a Member's Interest or admitting a new or substituted member or partner to the Company, except in either case, as expressly permitted in this Agreement.

6.3.2 Any agreement or arrangement entered into by the Company with any Member, Manager or their respective Affiliates, and any amendment or modification thereto; provided, however, that the foregoing shall not be a Major Decision (i) with respect to property management services provided by an Affiliate of Manager to the extent such agreement, arrangement, amendment or modification is made on arms-length, customary market terms and does not result in the subordination of the payment of the Priority Return or the Preferred Equity Balance or the redemption obligations relating to the Preferred Equity Investment in a manner adverse to the Preferred Member, or (ii) if the material terms of any such proposed agreement, arrangement, amendment or modification are submitted by the Manager to the Preferred Member for approval as a Major Decision, and the Preferred Member fails to object to such terms in writing within five (5) Business Days thereafter.

6.3.3 The merger, consolidation or business combination of the Company with any other Person, (i) if the surviving entity or entities (a) would cease to be obligated to redeem

the Preferred Equity Investment on the terms contemplated herein or (b) would have material indebtedness which would remain outstanding following such merger, consolidation or business combination, or (ii) which would otherwise result in the subordination of the payment of the Priority Return or the Preferred Equity Balance or the redemption obligations relating to the Preferred Equity Investment in a manner adverse to the Preferred Member.

6.3.4 The Dissolution of the Company, except in accordance with the terms of the Company's organizational documents or this Agreement.

6.3.5 A sale of the Property for a purchase price whereby the net proceeds would not provide for a Redemption in Full.

6.3.6 The issuance of any equity securities of the Company, or any right, option, warrant or security of any kind whatsoever, that is, or may become, convertible into or exchangeable for such equity securities with distribution, liquidation or redemption rights which rank senior to, or *pari passu* with, the distribution, liquidation or redemption rights of the Preferred Member.

6.3.7 The reclassification, recapitalization or other reorganization that would adversely affect the rights of the Preferred Member with respect to a Redemption in Full.

6.3.8 Any amendment to this Agreement, if such amendment would adversely affect the rights of the Preferred Member with respect to a Redemption in Full or would otherwise affect the rights of the Preferred Member in connection with any decision for which Preferred Member's consent or approval is expressly required by the terms of this Agreement.

6.3.9 Intentionally omitted.

6.3.10 Loan any funds to a Person, including but not limited to, any Member or Manager or any Affiliate of a Member or Manager.

6.3.11 Change the primary business of the Company from its initial business.

6.3.12 Incur any indebtedness in excess of $250,000 other than Senior Loan, trade payables incurred in the ordinary course of business, or which may be required to fund actual operating deficits.

6.3.13 Incur any lease obligation that requires total aggregate payments in excess of $50,000.

6.3.14 Alter, amend or modify the terms of the Senior Loan Agreement.

6.4 **Duty of Care; Fiduciary Duties**. The Manager shall, at the expense of the Company, take such actions as the Manager reasonably determines to be in the Company's best interest and use reasonably prudent, good faith efforts to conduct the Company's business. Except as set forth in the immediately preceding sentence or as otherwise expressly provided in this Agreement, neither the Manager, nor any of its members, managers, officers, directors, attorney, agents, representative or employees, nor any Officers shall have any other duties to the

Company or any Member, including any fiduciary duty, whether or not such duties or liabilities otherwise arise or exist in law or in equity, and each Member hereby expressly waives any such duties or liabilities; provided, that the foregoing shall not be construed as a waiver of the duty of good faith and fair dealing owed by the Manager and Members.

6.5 **Advances and Reimbursement to the Manager**. The Manager shall be entitled to receive, out of Company funds available therefor, reimbursements of all reasonable, actual, out-of-pocket costs and expenses incurred in connection with the Business of the Company.

6.6 **Limitations on Liability of the Manager to Members**. Anything in this Agreement to the contrary notwithstanding, but subject to the Act, neither the Manager, any Officer, any of the Manager's Affiliates nor any other Member shall be liable for the return of Capital Contributions of the Members or for any portion thereof (including, without limitation, the Preferred Equity Investment), it being expressly understood that any return of capital shall be made solely from the assets of the Company, nor shall the Manager, any Officer, any of the Manager's Affiliates nor any other Member be required to pay to the Company or to any Members any capital account deficits of any Member upon Dissolution of the Company or otherwise.

6.7 **Other Business Ventures**. The Members and/or their respective Affiliates (including, without limitation, any member or manager thereof) may engage in or possess an interest in other business ventures of every nature and description, independently or with others, whether such ventures are competitive with the Company or otherwise; and neither the Company nor the other Members shall have any right by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom.

6.8 **Successor Manager**. Upon a resignation or removal of the Manager in accordance with this Agreement, the Common Member shall appoint a successor Manager.

6.9 **Compensation of the Manager, Officers and Preferred Member**. No salaries or other benefits shall be paid to the Manager, any Officer nor any successor in its capacity as the Manager or to Preferred Member in its capacity as a Member.

ARTICLE 7
MEMBERS' MEETINGS, RIGHTS, OBLIGATIONS AND LIABILITIES

7.1 **Limitation of Liability**. The Members will not be bound by, or be personally liable for, the expenses, liabilities or obligations of the Company except as otherwise provided in the Act. The Members will not be obligated to make any Capital Contributions other than as expressly provided in this Agreement.

7.2 **No Participation in Management**. The Members, in their capacity as such, may not transact any business for the Company and will have no power to execute agreements on behalf of or otherwise bind or commit the Company, but they may exercise the rights and powers granted to them in this Agreement, including, without limitation, the right to give consents and approvals to the extent provided in this Agreement and the rights of the Manager set forth in Article 6. The exercise of any such rights and powers will be deemed to relate to the basic structure of the Company and not the exercise of control over the Business of the Company.

7.3 **Return of Capital Contributions**. Except as otherwise expressly provided in this Agreement, no Member will have the right to (a) demand a withdrawal, reduction or return of its Capital Contributions or receive interest thereon, (b) demand property other than cash in return of its Capital Contributions or, to the fullest extent permitted by law, bring an action for partition against the Company, or (c) receive any priority over any other Member with respect to the return of its Capital Contributions.

7.4 **Rights to Remove Manager**. The Manager shall only be removed by unanimous consent of the Members.

ARTICLE 8
RESTRICTIONS ON TRANSFER OR CONVERSION OF INTERESTS

8.1 **Transfer or Assignment of Interests**. Except as set forth in this Section 8 with respect to a Permitted Transfer, (i) the Common Member shall not be permitted to Transfer all or any part of the Common Member Interest, nor shall any Transfer of a direct or indirect interest in Common Member be permitted to occur, without the prior written consent of the Preferred Member and Manager, and (ii) the Preferred Member shall not be permitted to Transfer all or any part of the Preferred Member Interest, nor shall any Transfer of a direct or indirect interest in the Preferred Member be permitted to occur, without the prior written consent of the Common Member and Manager. Any attempted direct or indirect transfer, hypothecation, pledge, encumbrance, or assignment (each, a "Transfer") of a Member's Interest, any part thereof or any right to receive distributions with respect thereto in violation of this Section 8, shall be void *ab initio* and have no force or effect. Any Transfer which satisfies the applicable requirements set forth in Section 8.1.1, Section 8.1.2 and Section 8.1.3 may be referred to herein as a "Permitted Transfer".

8.1.1 The Manager may condition any proposed Transfer on the transferring Member providing, at the transferring Member's sole cost and expense, an opinion of counsel reasonably satisfactory to the Manager (both as to identity of counsel and content of the opinion) that such proposed Transfer (i) is exempt from or has or will comply with the registration and prospectus delivery requirements of the Securities Laws, (ii) will not subject the Company to registration as an investment company or election as a "business development company" under the Securities Laws, (iii) will not cause the Company to lose its status as a partnership for federal income tax purposes, (iv) will not cause the Company to become "publicly traded" within the meaning of Code Section 7704, and (v) any other terms, conditions or restrictions as the Manager may determine in its sole and absolute discretion.

8.1.2 Preferred Member Transfers. Subject to Section 8.1.1, the direct or indirect interests in the Preferred Member may be Transferred without restriction so long as (i) such Transfer is made in accordance with the terms and provisions of the Senior Loan Documents and (ii) no change of Control occurs with respect to Preferred Member as a result of such Transfer.

8.1.3 Common Member Transfers. Subject to Section 8.1.1, the direct or indirect interests in the Common Member may be Transferred without restriction so long as such Transfer is made in accordance with the terms and provisions of the Senior Loan Documents.

8.2 **Express Intention to Transfer**. After the consummation of any Permitted Transfer, no transferee of a Member's Interest shall have the right to become a substituted Member unless and until such transferee has satisfied the requirements set forth in Section 8.3 below to the satisfaction of the Manager, in its sole discretion.

8.3 **Admission of New Members**. No Transfer shall be binding on the Company unless (a) the transferee shall execute and acknowledge an instrument, in form and substance reasonably satisfactory to the remaining Members, whereby it agrees to assume and be bound by all of the covenants, terms and conditions of this Agreement from and after the effective date of such Transfer, (b) a duplicate original of such instrument duly executed and acknowledged by the parties thereto is delivered to the Company, (c) the transferee shall pay all reasonable out-of-pocket expenses in connection with its admission as a Member (including, without limitation, all transfer taxes payable in connection therewith), and (d) such Transfer will not (i) cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code; (ii) violate the registration requirements of the United States Securities Act of 1933, as amended from time to time, the United States Securities Exchange Act of 1934, as amended from time to time, or of any applicable state securities laws, rules or regulations; and (iii) require the Company to register as an investment company under the United States Investment Company Act of 1940, as amended from time to time. If a Member transfers all of its Interest pursuant to this Article 8, the transferee shall be admitted to the Company as a member of the Company upon the later to occur of (i) its delivery of the executed and acknowledged instrument described in subsection (a) of this Section 8.3 to the Company in accordance with clause (b) of this Section 8.3, and (ii) the payment to the Company by such transferee of the expenses set forth in clause (c) of this Section 8.3.

8.4 **Void Transfers**. To the fullest extent permitted by law, any Transfer made in violation of this Article 8 shall be of no force or effect and shall not bind or be recognized by the Company, and the transferring Member shall continue to be treated as a member for all purposes, and remain obligated under each and every provision, of this Agreement.

ARTICLE 9
ADDITIONAL CAPITAL CONTRIBUTIONS

9.1 **Additional Capital Contributions**. Any provision of this Agreement that permits a Member to pay or incur an expense or obligation of the Company is intended to benefit Common Member and Preferred Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement), and Common Member and Preferred Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement. If the Manager elects to request additional or supplemental capital or financing, including any additional Capital Contributions, for any reason (including to cause a Redemption in Full on the Mandatory Redemption Date), then the Manager shall request additional or supplemental financing from the Common Member (which request shall be deemed to have been given if a request for additional or supplemental capital or financing is given by the managing member of the Common Member to the Common Member's respective members). Only the Common Member shall have the right, but not the obligation, to fund such additional or supplemental

capital or financing. Any such additional Capital Contributions made by the Common Member shall be deemed part of the Common Equity Investment. Notwithstanding anything to the contrary contained in this Agreement, (i) the Common Member shall have no obligation to make contributions of cash or any other property to the Company other than the initial Common Equity Investment, and (ii) the Preferred Member shall have no right or obligation to make contributions of cash or any other property to the Company other than the Preferred Equity Investment.

ARTICLE 10
BOOKS, RECORDS, REPORTS AND BANK ACCOUNTS

10.1 **Maintenance of Books and Records**. The Company's books and records shall be maintained and made available to the Members for inspection at the principal place of business of the Company or at the offices of any provider of administrative or similar services to the Company as the Manager may select. The financial and accounting books and records of the Company may be maintained in accordance with such accounting procedures and principles as the Manager may deem appropriate.

10.2 **Bank Accounts**. The Manager shall open and thereafter maintain one or more separate bank accounts at a bank and branch to be selected by the Manager, in its sole discretion, in the name of the Company in which there shall be deposited all the funds of the Company. No funds of any other Person shall be deposited in such account, and the funds in such account shall be used solely for the business of the Company.

10.3 **Tax Matters Handled by the Manager**.

10.3.1 The Manager shall cause all Company tax returns to be timely filed with the applicable government authorities within allowable time periods, including extensions, and shall use reasonable efforts to provide such tax returns in a timely manner to the Members with the necessary information, including Schedule K-1s, with respect to the operations of the Company to allow the Members to file their own tax returns.

10.3.2 It is intended that the Company be treated as a partnership for federal income tax purposes and neither the Company nor any Member shall make any election (for tax purposes or otherwise) inconsistent with such treatment without the consent of all Members.

10.3.3 The Manager shall be the "partnership representative" of the Company (the "Partnership Representative") within the meaning of the federal partnership tax audit provisions of the Bipartisan Budget Act of 2015, referred to hereinafter as the "Partnership Audit Rules", and shall serve until a successor is appointed by the Members. The Partnership Representative shall have authority, at the Partnership Representative's sole discretion, to take any action that may be taken by a "partnership representative" under the Code; provided, however, that for each taxable year for which the Company qualifies to elect to have the Partnership Audit Rules not apply, the Partnership Representative shall cause the Company to do so, and shall notify each Member of such election. In particular, and not by way of limitation, the Partnership Representative is authorized to represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including administrative and judicial proceedings, and to expend Company funds for

professional services and costs associated therewith. Any direct or indirect costs and expenses incurred by the Partnership Representative, acting in his, her or its capacity as such, shall be deemed costs and expenses of the Company, and the Company shall reimburse the Partnership Representative for such amounts. Notwithstanding the authority granted to a partnership representative under the Code or any other provision in this Agreement, the Partnership Representative (i) shall not take any material action as Partnership Representative, including, without limitation, making any election permitted under the Partnership Audit Rules and settling or compromising any matter raised by the Internal Revenue Service, without the approval of each Member who would be materially and adversely affected, such approval not to be unreasonably withheld, conditioned or delayed, and (ii) shall keep the other Members informed of, and give them the opportunity to participate in, all such matters.

10.3.4 Each Member will provide such cooperation and assistance, including executing and filing forms or other statements and providing information about the Member, as is reasonably requested by the Partnership Representative, to enable the Company to satisfy any applicable tax reporting or compliance requirements, to make any tax election or to qualify for an exception from or reduced rate of tax or other tax benefit or be relieved of liability for any tax regardless of whether such requirement, tax benefit or tax liability existed on the date such Member was admitted to the Company. If a Member fails to provide any such forms, statements, or other information requested by the Partnership Representative, such Member will be required to indemnify the Company for the share of any tax deficiency paid or payable by the Company that is due to such failure (as reasonably determined by the Manager). The obligations set forth in this Section 10.3.4 will survive such Member's ceasing to be a Member in the Company and/or the termination, dissolution, liquidation and winding up of the Company.

10.4 **Reports**.

10.4.1 Within 120 days following the end of each Fiscal Year (subject to reasonable delays in the event of the late receipt of any necessary financial statements or information), the Company shall provide each Member with unaudited financial statements of the Company for such Fiscal Year. Not later than the due date therefor (including any applicable extensions), the Company shall provide to each Member copies of such information as may be required for U.S. federal, state, local and foreign tax reporting purposes, including copies of Schedule K-l ("Partner's Share of Income, Credits, Deductions, etc.") or any successor schedule or form, for such Member. If the Company elects to extend the due date for reporting tax information to Members, the Company shall use commercially reasonable efforts to provide the Members with estimates of applicable tax reporting information for each fiscal year by the original due date for such information. Subject to Section 13.23 hereof and Section 18-305 of the Act, the Manager shall use commercially reasonable efforts to deliver or otherwise make available to a Member such other information as is reasonably requested by such Member; provided, that such information may be obtained by the Manager without unreasonable expense or burden and is for purposes reasonably related to such Member's interest as a Member.

ARTICLE 11
TERMINATION AND DISSOLUTION

11.1 **Dissolution**. The Company shall be dissolved and its affairs wound up upon the first to occur of any of the following events:

11.1.1 the unanimous written agreement of all Members to dissolve the Company;

11.1.2 the sale, exchange or other transfer of all or substantially all of the Property; and

11.1.3 the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.

The commencement of a bankruptcy by or against any Member shall not, in and of itself, result in the Dissolution of the Company or in the cessation of the Member being a member in the Company. The withdrawal or resignation of a Member or the Dissolution of a Member shall not, by itself, constitute a Dissolution of the Company.

11.2 **Statement of Intent to Dissolve**. To the extent contemplated by the Act, as soon as possible after the occurrence of any of the events specified in Section 11.1, the Company shall execute a statement of intent to dissolve in such form as prescribed by the Secretary of State.

11.3 **Conduct of Business**. Upon the Dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business in accordance with the Act, but the Company's separate existence shall continue in accordance with the Act. The Company shall terminate when (a) all of the assets of the Company shall have been distributed in the manner provided for in this Agreement and the Act, and (b) the Certificate of Formation shall have been cancelled in the manner provided for in the Act.

11.4 **Distribution of Net Proceeds**. The Members shall continue to distribute Available Cash and Net Capital Proceeds during the winding-up period in the same manner and the same priorities as provided for in Article 5. Subject to the Act, the proceeds from the liquidation of Company Property shall be applied in the following order:

11.4.1 to the payment of creditors, in the order of priority as provided by law;

11.4.2 to the establishment of such reserves that the Manager may reasonably deem necessary, appropriate or desirable for any contingent or unforeseen liabilities, debts or obligations of the Company arising out of or in connection with the Company operations; and

11.4.3 in the same manner and order as is set forth in Section 5.1.2.

It is expressly understood and agreed that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of claims against the Company so as to enable the Manager to minimize the losses that may result from a liquidation.

ARTICLE 12
INDEMNIFICATION OF MEMBERS, THE MANAGER AND THEIR AFFILIATES

12.1 **Indemnification of the Members**. To the fullest extent permitted by law, the Company shall indemnify and hold harmless the Members and their respective members, officers, directors, employees, agents and Affiliates (each, an "Indemnitee") from and against any Losses arising out of or incidental to the Business of the Company, regardless of whether the Indemnitee continues to be a Member, officer, director, employee, agent or Affiliate of the Member at the time any such liability or expense is paid or incurred, but only to the extent (i) the Indemnitee's conduct did not constitute fraud, willful misconduct or gross negligence, and (ii) the Indemnitee acted in a good faith, commercially reasonable manner. The Company shall indemnify and hold harmless any Person providing any Lender Guaranties and Indemnities (each such Person, a "Loan Guarantor") to the extent that such Loan Guarantor incurs any Losses under such Lender Guaranties and Indemnities, unless such Losses are incurred as the result of the fraud, gross negligence or willful misconduct of the Loan Guarantor or its Affiliates. Notwithstanding anything to the contrary contained in this Agreement, each Member shall indemnify and hold harmless any Loan Guarantor to the extent that such Loan Guarantor incurs any Losses under such Lender Guaranties and Indemnities as a result of such Member's or any of its Affiliate's fraud, gross negligence, willful misconduct.

12.2 **Guarantee of Company Indebtedness**. No Member shall enter into (or permit any Person related to a Member to enter into) any arrangement with respect to any liability of the Company that would result in such Member (or a Person related to such Member) under Regulations Section 1.752-4(b) bearing the economic risk of loss (within the meaning of Regulations Section 1.752-2) with respect to such liability, unless such arrangement has been consented to and approved by all of the Members. This Section 12.2 shall not prohibit the Common Member from making any additional Capital Contributions under Section 9.1.

12.3 **Expenses**. To the fullest extent permitted by law, expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding that is subject to Section 12.1, shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of evidence of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that such Person is not entitled to be indemnified as authorized in Section 12.1.

12.4 **Assets of the Company**. Except to the extent any indemnification obligation arises as a result of a Member's or its Affiliate's fraud, gross negligence or willful misconduct pursuant to Section 12.1, (i) any indemnification under Section 12.1 shall be satisfied solely out of the assets of the Company, and (ii) subject to the Act, no Member shall be subject to personal liability for or shall be required to fund or cause to be funded any obligation by reason of these indemnification provisions.

ARTICLE 13
UNILATERAL SALE RIGHT

13.1 **Unilateral Sale Right**. If, by the Mandatory Redemption Date, a Redemption in Full has not occurred, the Preferred Member shall have the unilateral right to market and sell the Property (the "Unilateral Sale Right"), provided, that (i) the minimum purchase price for any sale of the Property shall be for an amount such that the Net Capital Proceeds from such sale shall be sufficient to provide for a Redemption in Full upon distribution of such Net Capital Proceeds in accordance with Section 5.1.2, and (ii) any sale of the Property in connection with the Unilateral Sale Right must be an arms-length transaction on market terms, and the Property may not be sold to an Affiliate of the Preferred Member.

13.2 **Cooperation of the Members**. If the Preferred Member elects to exercise the Unilateral Sale Right, the Preferred Member may, but shall not be obligated to, cause the Manager to market, or engage real estate brokers to market, the Property on behalf of the Company. The Common Member, in its capacity as a member of the Company and as Manager, shall use commercially reasonable efforts to cooperate fully with the Preferred Member following the Preferred Member's election to exercise the Unilateral Sale Right, including by providing and executing any documents necessary to authorize and consummate a sale of the Property pursuant to the Unilateral Sale Right. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to a sale of the Property pursuant to the Unilateral Sale Right, the Common Member, in its capacity as a member of the Company and as Manager, shall have the unilateral right to sell the Property, refinance the Company indebtedness and/or otherwise recapitalize the Property, provided, that the Net Capital Proceeds from any of the foregoing transactions shall be sufficient to provide for a Redemption in Full upon distribution of such Net Capital Proceeds in accordance with Section 5.1.2, and the Preferred Member shall use commercially reasonable efforts to cooperate fully with any such transaction, including by providing and executing any documents necessary to authorize and consummate such sale.

ARTICLE 14
MISCELLANEOUS PROVISIONS

14.1 **Counterparts**. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart. Signature pages hereto that are delivered by facsimile or other electronic transmission method (including .pdf) shall be valid and effective for all purposes.

14.2 **Survival of Rights**. This Agreement shall be binding upon and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the Members and the Company and their respective heirs, legatees, legal representatives, successors, transferees and permitted assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

14.3 **Severability**. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such sentence or

Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

14.4 **Notices**. In order to be effective, all notices, consents, approvals and disapprovals required or permitted by this Agreement to be given ("Notices") must be in writing and given by (a) personal delivery, (b) courier (with signed acknowledgment of receipt), (c) certified or registered mail, with return receipt requested, (d) overnight delivery service (such as FedEx or UPS, or (e) electronic mail transmission (provided that a confirmatory copy is sent by another method described in (a)-(d) within three (3) days thereafter), in each case to the address set forth below, or to such other address as such Member may specify from time to time in a written notice to the other Members. Any such notice, payment, demand or other communication shall be deemed to have been given or delivered upon receipt. Notices shall be valid only if served in the manner provided above. Notices may be sent by the attorneys for the respective parties, and each such Notice so served shall have the same force and effect as if sent by such party:

If to Preferred Member:	Lawler Realty, LLC [redacted]
With a copy to:	Heather Sunser Barclay Damon LLP [redacted]
If to Common Member:	VictoryBase Holdings LLC [redacted]
With a copy to:	Winstead PC [redacted]

14.5 **Construction**. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the Members.

14.6 **Section Headings**. The captions of Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting the Agreement.

14.7 **GOVERNING LAW**. THIS AGREEMENT SHALL BE CONSTRUED ACCORDING WITH THE ACT AND THE OTHER INTERNAL LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW RULE OR PRINCIPLE THAT WOULD RESULT IN APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

14.8 **VENUE**. ANY ACTION OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY RIGHT ARISING OUT OF, THIS AGREEMENT WILL BE BROUGHT IN A COURT OF RECORD IN THE STATE OF NEW YORK, COUNTY OF JEFFERSON. PROCESS IN ANY ACTION OR PROCEEDING REFERRED TO IN THE PRECEDING SENTENCE MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD.

14.9 **WAIVER OF JURY TRIAL**. PREFERRED MEMBER AND COMMON MEMBER, TO THE FULLEST EXTENT PERMITTED BY LAW, HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY, WITH AND UPON THE ADVICE OF COMPETENT COUNSEL, WAIVE, RELINQUISH AND FOREVER FORGO THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF, OR IN ANY WAY RELATING TO THIS AGREEMENT OR ANY CONDUCT, ACT OR OMISSION OF PREFERRED MEMBER OR COMMON MEMBER, OR ANY OF THEIR DIRECTORS, OFFICERS, PARTNERS, MEMBERS, EMPLOYEES, AGENTS OR ATTORNEYS, OR ANY OTHER PERSONS AFFILIATED WITH PREFERRED MEMBER OR COMMON MEMBER, IN EACH OF THE FOREGOING CASES, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

14.10 **Pronouns and Plurals**. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

14.11 **Time of the Essence**. Except as otherwise provided herein, time is of the essence in connection with each and every provision of this Agreement. Notwithstanding the foregoing, to the extent that any deadline, timeframe or other requirement is, by the terms of this Agreement, set to commence or end on a day that is not a Business Day, such deadline, timeframe or other requirement shall automatically be extended to commence or end on the date that is first Business Day thereafter.

14.12 **Members' Representations and Warranties**. Each Member hereby makes to the Company and the other Member the representations and warranties set forth on Exhibit B attached hereto and incorporated herein and acknowledges that the other Member is expressly relying thereon.

14.13 **Third Party Beneficiaries**. There are no third-party beneficiaries of this Agreement except such Persons as may be entitled to the benefits of Section 12.1.

14.14 **Assignment; Successors and Assigns**. Except in connection with a Transfer of a Member's Interest in the Company effected in accordance with Article 8, neither this Agreement nor any of the parties' respective rights or obligations hereunder may be assigned or otherwise

transferred by any party, whether by operation of law or otherwise, without the prior written consent of the other party, and any purported assignment or other transfer without such consent is void.

14.15 **Amendment**. This Agreement may only be amended, modified, changed, supplemented or terminated by written instrument executed by all of the parties hereto.

14.16 **Partition**. The Members agree that the Property and any Company Property that the Company may own or have an interest in is not suitable for partition. To the fullest extent permitted by law, each of the Members hereby irrevocably waives any and all rights that it may have to maintain any action for partition of any Company Property in which the Company may at any time have a direct or indirect interest.

14.17 **Entire Agreement**. This Agreement and the Certificate of Formation constitute the entire agreement of the Members with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to the subject matter hereof.

14.18 **Waiver**. Any rights or obligations hereunder are only waived by written instrument signed by the party providing such waiver which states that it constitutes a waiver hereunder and specifies the provision hereof being waived. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

14.19 **Attorneys' Fees**. To the fullest extent permitted by law, (i) in the event of any litigation, arbitration or other dispute arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute, (ii) the attorneys' fees which the prevailing party is entitled to recover shall include fees for prosecuting or defending any appeal and shall be awarded for any supplemental proceedings until the final judgment is satisfied in full, (iii) in addition to the foregoing award of attorneys' fees to the prevailing party, the prevailing party in any lawsuit or arbitration procedure on this Agreement shall be entitled to its reasonable attorneys' fees incurred in any post-judgment proceedings to collect or enforce the judgment, and (iv) this attorneys' fees provision is separate and several and shall survive the merger of this Agreement into any judgment.

14.20 **Confidentiality**. Each Member agrees that it shall not use, publish, disseminate, distribute or otherwise disclose all or any portion of the Confidential Information without the prior written approval of the Manager. In the event that a Member receives either a request to disclose any Confidential Information under the terms of a subpoena or order issued by a court or other governmental authority or advice of legal counsel that disclosure is required under applicable law, such Member agrees that, to the extent permitted by applicable law and reasonable practical, prior to disclosing any Confidential Information, it shall (i) immediately notify the Company of the existence and terms of, and the circumstances attendant to, such request or advice, (ii) consult with the Company as to the advisability of taking legally available steps to resist or narrow any such request or to otherwise eliminate the need for such disclosure,

and (iii) if disclosure is required, cooperate with the Company to obtain a protective order or other reliable assurance that confidential treatment will be accorded to such portion of the Confidential Information as is required to be disclosed. "Confidential Information" means any proprietary or confidential information of or relating to the Company, including, but not limited to, any business information, intellectual property, trade secrets or other information relating to the businesses, products, services, customers, assets or liabilities of the Company, except for any information that is generally available to the public (other than through a breach by the party disclosing the same of its obligations under this Agreement).

[NO FURTHER TEXT ON THIS PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMMON MEMBER:

VICTORYBASE HOLDINGS LLC,
a Texas limited liability company

By: VictoryBase Corporation,
a Delaware corporation,
its managing member

By: ______________________
Name: Thomas Paquin
Title: Authorized Signatory

[*Signatures continue on the following page.*]

[*Signatures continued from the previous page.*]

PREFERRED MEMBER:

LAWLER REALTY, LLC,
a New York limited liability company

By: Legacy Holdings of NNY, LLC,
a New York limited liability company,
its sole member

By: ______________________________
Name: Corry Lawler
Title: Authorized Signatory

Exhibit A

PROPERTY LEGAL DESCRIPTION

ALL THAT TRACT OR PARCEL OF LAND situate northerly of Military Road in the Village of Sackets Harbor, County of Jefferson, and State of New York and being more particularly bounded and described as follows:

COMMENCING at an iron pipe found in the apparent northerly boundary of the aforesaid Military Road at the southeasterly corner of the second parcel described in lands conveyed to Kurt D. & Karin D. Norman (File Number 2003-8475) and running;

Thence North 60 degrees 26 minutes 23 seconds East along the apparent northerly boundary of the aforesaid Military Road a distance of 521.33 feet to a 5/8" iron rod set at its intersection with the easterly boundary of a 50' private right of way known as Creekside Lane and the Point of Beginning of the parcel herein described;

Thence North 42 degrees 41 minutes 38 seconds West along the easterly boundary of the aforesaid 50' private right of way known as Creekside Lane a distance of 339.83 feet to a point; Thence North 47 degrees 14 minutes 24 seconds West continuing along the easterly boundary of the aforesaid 50' private right of way known as Creekside Lane a distance of 121.09 feet to a point; Thence North 52 degrees 31 minutes 39 seconds West continuing along the easterly boundary of the aforesaid 50' private right of way known as Creekside Lane a distance of 201.25 feet to a point;

Thence North 55 degrees 45 minutes 49 seconds West continuing along the easterly boundary of the aforesaid 50' private right of way known as Creekside Lane a distance of 77.65 feet to a 5/8" iron rod set in the easterly boundary of Brady Road;

Thence northerly along the easterly boundary of the aforesaid Brady Road on a curve to the left, concave to the west, with a radius of 500.00 feet an arc length of 191.90 feet to a point, said curve having a chord bearing of North 38 degrees 21 minutes 53 seconds West and a chord distance of 190.70 feet;

Thence North 09 degrees 03 minutes 25 seconds East a distance of 46.04 feet to a 5/8" iron rod set;

Thence North 18 degrees 21 minutes 14 seconds West a distance of 200.45 feet to a 5/8" iron rod set;

Thence North 76 degrees 00 minutes 21 seconds West a distance of 362.55 feet to a 5/8" iron rod set;

Thence North 08 degrees 18 minutes 57 seconds East a distance of 145.13 feet to a point in a concrete sea wall located along Mill Creek;

Thence South 61 degrees 12 minutes 32 seconds East along said sea wall a distance of 58.48 feet to a point;

Thence South 65 degrees 48 minutes 57 seconds East continuing along said sea wall a distance of 434.49 feet to a point;

Thence South 43 degrees 51 minutes 05 seconds East continuing along said sea wall a distance of 333.36 feet to a point;

Thence South 42 degrees 26 minutes 38 seconds East continuing along said sea wall a distance of 253.10 feet to a point;

Thence South 37 degrees 29 minutes 33 seconds East continuing along said sea wall a distance of 390.35 feet to a point;

Thence South 45 degrees 47 minutes 12 seconds East continuing along said sea wall a distance of 135.56 feet to a point in said sea wall at its intersection with the apparent northerly boundary of the aforesaid Military Road;

Thence South 60 degrees 26 minutes 22 seconds West along the apparent northerly boundary of the aforesaid Military Road a distance of 156.16 feet to the Point of Beginning.

Exhibit B

REPRESENTATIONS AND WARRANTIES

1. Mutual Representations. Each of the Members on behalf of itself, severally, represents and warrants as of the date hereof to the other Members that:

(a) it has all necessary power and authority to execute and deliver, and perform its obligations under, this Agreement as a Member; this Agreement has been duly authorized, executed and delivered by such Member and the constituent members or Members of such Member; this Agreement constitutes the valid and legal binding obligation of each Member and is enforceable against each Member in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, moratorium and other similar laws of general applicability affecting creditors rights and general equity principles; and no consent or approval from any Governmental Authority or any third party is required in connection with the execution and delivery of this Agreement;

(b) neither the execution of this Agreement by a Member nor the performance by each Member of its obligations hereunder will, to the best of each Member's knowledge, (i) conflict with or result in a breach of, the terms, conditions or provisions of, or constitute a default by any Member under, any agreement by which a Member is bound, or (ii) violate any restriction, requirement, covenant or condition contained in any agreement to which a Member is bound, or (iii) violate or conflict with any provision of any law to which such Member is subject;

(c) it has not relied on any representations, warranties or promises (written or oral) with respect to the Company or the Property except as expressly set forth herein; and

(d) no funds or assets of any of Member constitutes property of, or are beneficially owned directly or indirectly, by any person subject to sanctions or trade restrictions under United States law ("Embargoed Person" or "Embargoed Persons") that are identified on (1) the "List of Specially Designated Nationals and Blocked Persons" maintained by the Office of Foreign Assets Control (OFAC), U.S. Department of the Treasury, and/or on any other similar list maintained by OFAC pursuant to any authorizing statute including, but not limited to, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., The Trading with the Enemy Act, 50 U.S.C. App. 1 et seq., and any Executive Order or regulation promulgated thereunder, with the result that the investment in the Company (whether directly or indirectly), is prohibited by law, or the Preferred Equity Investment made by Preferred Member would be in violation of law, or (2) Executive Order 13224 (September 23, 2001) issued by the President of the United States ("Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism"), any related enabling legislation or any other similar Executive Orders, and (b) no Embargoed Person has any direct interest or indirect interest, of any nature whatsoever in the Company, with the

result that the investment in the Company (whether directly or indirectly), is prohibited by law or the Preferred Equity Investment is in violation of law.

2. Investment Representations. Each Member hereby makes the following representations and warranties to each other Member and the Company as follows, which are acknowledged and agreed to constitute material representations to be relied upon in connection with the organization of the Company and the issuance of Interests:

(a) Such Member has full authority, power and capacity to execute, deliver and perform such Member's obligations under this Agreement.

(b) Such Member has duly authorized, executed and delivered this Agreement and has duly authorized the performance of such Member's obligations under this Agreement.

(c) Such Member's authorization, execution, delivery and performance under this Agreement do not and will not conflict with any document, agreement, order applicable to such Member or by which such Member or his or its property is bound.

(d) There is no litigation, arbitration or governmental investigation or proceeding pending or, to the knowledge of such Member, threatened against or affecting such Member or such Member's Affiliates that individually or when aggregated with one or more other such litigations, arbitrations or governmental investigations or proceedings has or might reasonably be expected to have a material adverse effect on such Member's ability to execute, deliver and perform this Agreement.

(e) The Member understands and acknowledges that its Interest has not been registered for sale under any federal or state securities law and must be held indefinitely unless subsequently registered or an exemption from such registration is available (or with respect to the Preferred Membership Interest, until such Interest is redeemed in accordance with the terms of this Agreement).

(f) Such Member (A) has such knowledge and experience in financial and business matters to be able to evaluate the merits and risks of an investment in the Interest, (B) has been given or had access to sufficient information regarding the Company to evaluate the merits and risks of an investment in the Interest and (C) has concluded that such Member is able to bear the risks of an investment in the Interest.

(g) Such Member understands that the Interests are not traded and that no market is likely to exist for an Interest at the time of any desired resale. In addition, the Member understands that the transfer of an Interest is subject to certain restrictions set forth in this Agreement and under applicable federal and state securities laws.

(h) Either:

(i) The Member is an *"accredited investor"* as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; or

(ii) The Member represents and warrants that:

(A) such Member is a natural Person;

(B) such Member possesses such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of his or her investments in the Interests;

(C) such Member's financial condition is such that he or she can afford to bear the economic risk of holding the Interests for an indefinite period of time and has adequate means for providing for his or her current needs and personal contingencies;

(D) such Member can afford to suffer a complete loss of his or her investment in the Interests;

(E) all information which such Member has provided to the Company concerning himself or herself and his or her financial position is correct and complete as of the date of this Agreement and, if applicable, as of any later date on which the Member acquires any Interest; and

(F) such Member understands and has considered all risk factors related to the purchase of the Interests.

The foregoing representations and warranties shall survive the execution and delivery of this Agreement, any redemption of a Member's Interests, and any Dissolution of the Company.

Exhibit C

FORM OF

CERTIFICATE OF REDEMPTION

The undersigned (the "Preferred Member") hereby certifies that it is the holder of the Preferred Member Interest in VICTORYBASE NY1, LLC, a Texas limited liability company (the "Company"), and that concurrently herewith, all of the undersigned's Preferred Member Interest in the Company has been fully redeemed. From and after [_____________ ___, 202__] (the "Redemption Date"), the undersigned has no further interest in the Company. The undersigned does hereby release the Company and the Common Member in full from any and all claims arising from or relating to the undersigned's Preferred Member Interest in the Company other than as set forth in the preceding sentence. The undersigned further certifies that it has not heretofore sold, transferred, conveyed, assigned, encumbered or hypothecated any of the interest in the Company so redeemed. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Limited Liability Company Agreement of the Company dated [_____________ ___, 202__] (as amended, restated or otherwise modified from time to time, the "Agreement").

Dated: [_____________ ___, 202__]

LAWLER REALTY, LLC,
a New York limited liability company

By: Legacy Holdings of NNY, LLC,
a New York limited liability company,
its sole member

By: ______________________________
Name: Corry Lawler
Title: Authorized Signatory

EX1SA-6 MAT CTRCT 6 vb-253g2ex6z8.htm EXHIBIT 6.8

Sub-Control Agreement

This **Sub-Control Agreement** (this "Agreement") is made and entered into as of [__________] (the "Effective Date"), by and between VictoryBase Holdings, LLC, a Texas limited liability company ("VBH"), and VictoryBase Corporation, a Delaware corporation ("VBC").

Background:

A. VBH has the right to elect to control the residences (the "Residences") (the "Control Option") described in **Exhibit A** attached to the Master Control and Contribution Agreement, dated as of the Effective Date (the "Master Control Agreement"), by and among [_____], a [_____] [_____] ("Owner"), VBH, and VictoryBase RE, LLC, a Texas limited liability company ("VBRE"), together with all improvements, fixtures, and appliances in the Residences (collectively, the "Property").

B. In exchange for VBC's payment of certain Control Fees (as defined below) to VBH, VBH has agreed to grant VBC the right to elect to control and occupy the Property, if VBH first elects to control the Property under the Master Control Agreement, during the term of this Agreement at VBC's sole option.

NOW, THEREFORE, the parties agree as follows:

1. **Master Control Agreement.** This Agreement is subject and subordinate to the Master Control Agreement in all respects. VBH represents, warrants and covenants that (i) the Master Control Agreement is in currently in full force and effect, and (ii) VBH is not aware of any default or event of default by VBH, Owner or VBRE under the Master Control Agreement. VBH shall make available a copy of the Master Control Agreement to VBC, with both VBH and VBC understanding that from time to time the Master Control Agreement may be amended, modified or restated. If the Master Control Agreement is terminated with respect to all or any Property, then this Agreement likewise shall be terminated with respect to such Property, but not otherwise.

2. **Control Option; Control Party.** During the term of this Agreement, if VBH elects to exercise its option to control the Property under the terms of the Master Control Agreement; then VBH hereby grants to VBC the right to elect to control and occupy the Property and to permit third parties to control and occupy the Property, in each case under the terms and conditions set forth in this Agreement, at VBC's sole option (the "Control Option"). VBC may exercise the Control Option by giving VBH written notice of VBC's intent to exercise the Control Option. As used in this Agreement, the term "Control Party" shall mean: (i) prior to VBC exercising the Control Option, VBH, and (ii) after VBC exercises the Control Option, VBC.

3. **Requisite Power and Authority of VBC.** By executing this Agreement, VBC represents and warrants to VBH that VBC has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and any other agreements required hereunder and to carry out their provisions. All action on VBC's part required for the lawful execution and delivery of this Agreement and other agreements required hereunder have been or will be effectively taken prior to the date hereof. Upon VBC's execution and delivery, this Agreement and other agreements required hereunder will be valid and binding obligations of VBC, enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

4. **Term.** This Agreement will commence with respect to each Property on the commencement date set forth next to such Property on **Exhibit A** attached to the Master Control Agreement (as applicable, the "Commencement Date") and end on the one-year anniversary of the Effective Date (the "Termination Date"). This Agreement will automatically renew on a month-to-month basis on the same terms and conditions (except as provided in Section 7) unless either party provides written notice of termination to the other party at least thirty (30) days before the Termination Date or unless another Agreement is signed between the parties. Notwithstanding the foregoing, this Agreement will terminate immediately upon the termination of the Master Control Agreement.

5. **Notice of Termination.** If VBC exercises the Control Option, then VBC will provide VBH written notice of VBC's intent to vacate the Property and terminate this Agreement at least thirty (30) days before the Termination Date or the end of any renewal period of this Agreement, or else this Agreement will automatically renew on a month-to-month basis. If this Agreement is automatically renewed on a month-to-month basis, either party may terminate the renewal of this Agreement by providing written notice to the other party stating that the renewal of this Agreement will terminate on the date designated in the notice, but no sooner than thirty (30) days after the notice is given.

6. **Control Fee.** VBC will pay to VBH, with respect to each Property, a monthly control fee (as applicable, the "Control Fee") without demand, deduction, or offset (except as specifically provided to the contrary in this Agreement) in an amount equal to the Control Fee set forth next to such Property on **Exhibit A** attached to the Master Control Agreement. The Control Fee is due and payable on or before the last day of each month during the term of this Agreement. If the Commencement Date is not the first day of a month, the Control Fee payment for the first month will be prorated based on a thirty-day (30) period. VBH may later designate, in writing, another person or place to which VBC must remit amounts due under this Agreement. Acceptable forms of payment of Control Fee include wire transfer, interbank transfer, ACH, business check, money order, or cashier's check. VBC's failure to pay the first month's Control Fee in accordance with the terms of this Agreement is a default of this Agreement. VBH will apply all moneys received from VBC first to any non-Control Fee obligations of VBC.

7. **Control Fee Adjustments.** From time to time during the term of this Agreement, VBH and VBC may agree to adjust the Control Fee to an amount mutually acceptable to VBH and VBC.

8. **Utilities.** The Control Party will pay or cause to be paid all fees and costs for all utilities, including electricity, gas, water, wastewater, telephone, alarm-monitoring systems, and cable television, and for all costs for connecting or activating utilities during the term of this Agreement.

9. **Use of Property.** The Control Party will use the Property as a single family residence only.

10. **Owners' Association Rules.** The Control Party will comply with all owners' association rules and restrictive covenants affecting the Property. If VBC exercises the Control Option, then VBC will reimburse VBH for any fines or other charges assessed against VBH for VBC's violation of such rules or covenants.

11. **Access by Owner and VBH.** Owner or VBH or anyone authorized by Owner or VBH may enter the Property by reasonable means at reasonable times, without notice, to (i) inspect the Property for condition, (ii) make repairs, (iii) show the Property to prospective occupants, purchasers, governmental inspectors, fire marshals, lenders, appraisers, or insurance agents, (iv) exercise a contractual or statutory lien, (v) leave written notices, or (vi) seize nonexempt property after an event of default.

12. **Move-In Condition.** VBC has inspected and accepts the Property **AS IS** except for conditions materially affecting the safety or health of ordinary persons or unless expressly noted otherwise in this Agreement. VBH has made no express or implied warranties about the condition of the Property and no agreements have been made about future repairs unless specified in this Agreement. VBC is advised to prepare a written document noting any defects in or damage to the Property and deliver it to VBH within forty-eight (48) hours after VBC's exercise of the Control Option under this Agreement. VBC's failure to timely deliver the document will be deemed as VBC's acceptance of the Property in a clean and good condition, with no defects or damage. No such document is a request for maintenance or repairs.

13. **Property Maintenance and Repairs.** Owner will be responsible for all maintenance and routine repairs of the Property, except for damage caused by VBC or VBC's guests, family, or occupants, if VBC exercises the Control Option, which is governed by Section 14 below. If VBC exercises the Control Option, then VBC will use reasonable diligence in the care of the Property and agrees to accept such risk and to take all reasonable and proper measures to ensure the safety of VBC, its invitees, guests, agents or licensees from injury or loss. If VBC exercises the Control Option, then VBC will surrender the Property at the end of this Agreement or any renewal period in the same condition as when received, except for normal wear and tear. Normal wear and tear means deterioration that occurs without negligence, carelessness, accident, or abuse. Any items installed by VBC, including but not limited to additional smoke alarms, locks, fixtures, alarm systems, and cables, will become the property of Owner.

14. **Liability.** Except as required by applicable law, VBH will not be responsible to VBC or VBC's guests, family, or occupants for any damages, injuries, or losses to person or property caused by fire, flood, water leaks, ice, snow, hail, winds, explosion, smoke, interruption of utilities, theft, burglary, robbery, assault, vandalism, other persons, condition of the Property, or other occurrences or casualty losses, unless the damage or injury is caused by the gross negligence or willful misconduct of VBH. VBC will promptly reimburse VBH for any loss, property damage, or cost of repairs or service to the Property caused by negligence or by improper use by VBC or VBC's guests, family, or occupants, unless VBC has made repairs under the procedures in this Agreement. VBH may require advance payment of repairs for which VBC is liable. If VBC exercises the Control Option, then VBC should secure VBC's own insurance coverage for protection against liabilities and losses.

15. **Assignment and Sub-agreements.** Provided that no Event of Default shall have occurred and be continuing, VBC may assign or grant third parties the right to occupy the Property without VBH's prior consent. Under no circumstances will VBC be released from VBC's obligations in this Agreement by virtue of an assignment or grant of occupancy rights to third parties.

16. **Subordination.** This Agreement, VBC's occupancy rights hereunder, and all rights of VBC related to this Agreement or VBC's occupancy rights in the Property are and will be automatically subject, subordinate, and inferior to any lien or encumbrance now or later placed on the Property by VBH, to all advances made under any lien or encumbrance, to the interest payable on any lien or encumbrance, and to any and all renewals and extensions of any lien or encumbrance. This clause will be self-operative, but on VBH's request, VBC will execute a commercially reasonable subordination agreement in favor of holder(s) of any lien or encumbrance. Instead of having any lien or encumbrance be superior to this Agreement, a holder of any lien or encumbrance will have the right at any time to subordinate its lien or encumbrance to this Agreement. If requested by a successor-in-interest to all or part of VBH's interest in this Agreement, VBC will, without charge, attorn to the successor-in-interest. VBC will, within five (5) days after receiving a written request from VBH, execute and deliver an estoppel certificate satisfactory to VBH to those parties as reasonably requested by VBH. VBH's agent or any other broker to this transaction has not received any notice and does not have any knowledge that VBH is delinquent in payment of any lien against the Property or that the Property is posted for foreclosure.

17. **Condemnation.** If, during the term or any renewal of this Agreement, all of the Property is taken for any public or quasi-public use under any law, ordinance, regulation, or right of eminent domain, or is sold to the condemning authority under threat of condemnation, this Agreement will terminate, and the Control Fee will be abated during the unexpired term of this Agreement, effective as of the date of taking. If less than all the Property is taken for any public or quasi-public use under any law, ordinance, regulation, or right of eminent domain, or is sold to the condemning authority under threat of condemnation, VBH may, at its sole option, either terminate this Agreement or restore and reconstruct the Residence and other improvements situated on the Property at VBH's expense. If VBH does not terminate this Agreement but restores and reconstructs the Residence and other improvements situated on the Property, the Control Fee payable during the unexpired portion of this Agreement will be adjusted equitably. Any awards or payments made as a result of condemnation or eminent domain will be the sole property of VBH.

18. **Casualty Loss.** If, in VBH's opinion, the Property is substantially damaged by fire or other casualty loss, VBH may terminate this Agreement on reasonable notice to VBC. The Control Fee will be prorated to the date of termination and any deposit refunded less permitted deductions. Any proceeds, payment for damages, settlements, awards, or other amounts paid because of a casualty loss to the Property will be the sole property of VBH.

19. **Time of Essence.** Time is of the essence in this Agreement.

20. **Governing Law.** This Agreement will be governed by and interpreted under the laws of the state in which the Properties are located, regardless of any conflict-of-law rules. All obligations of this Agreement are to be performed in the county in which the Property is located. In any lawsuit involving contractual or statutory obligations of the parties, the prevailing party will be entitled to recover attorney fees and all other costs of litigation from the non-prevailing party. All amounts in any judgment will bear ten percent (10%) interest from the due date. Unless otherwise stated in this Agreement, all amounts owed by VBC are due on demand.

21. **Attorney Fees.** If either party is a prevailing party in any legal proceeding brought as a result of a dispute under this Agreement, that party will be entitled to recover from the non-prevailing party all costs of the proceeding and reasonable attorney fees, unless otherwise specifically prohibited by statute. The term "prevailing party" means the party that the court determines is the prevailing party, regardless of whether that party obtains any monetary, declaratory, injunctive, equitable, or nominal relief. For monetary claims, no award of damages is necessary for the court to determine that the party has prevailed. For nonmonetary claims, no equitable relief is necessary for the court to determine that the party has prevailed.

22. **Exhibits.** **Exhibit A** (Schedule of Property) to the Master Control Agreement is incorporated into this Agreement as if fully stated in this Agreement.

23. **Entire Agreement, Binding Effect, Waivers.** This Agreement represents the entire agreement between VBH and VBC. All understandings, discussions, and agreements previously made between the parties, written or oral, are superseded by this Agreement, and neither party is relying on any warranty, statement, or representation not contained in this Agreement. This Agreement will not be changed unless by written agreement. Any clause or addendum in this Agreement declared invalid by law will not terminate or invalidate the rest of this Agreement. This Agreement will be binding on and inure to the benefit of the parties to this Agreement and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns. VBH's past delay, waiver, or non-enforcement of acceleration, contractual or statutory lien, Control Fee due date, or any other right will not be deemed to be a waiver of any other breach by VBC or any other term, condition, or covenant in this Agreement.

24. **Notices.** Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice.

25. **Single, Indivisible Agreement.** This Agreement constitutes one indivisible Agreement of the Property and not separate Agreements governed by similar terms. The Property constitutes one economic unit, and the Control Fee and all other provisions have been negotiated and agreed upon based on a right for VBC to elect to cause the demise of all of the Property to VBC as a single, composite, inseparable transaction and would have been substantially different had separate agreements or a divisible agreement been intended. Except as expressly provided in this Agreement for specific, isolated purposes (and then only to the extent expressly otherwise stated), all provisions of this Agreement apply equally and uniformly to all components of the Property collectively as one unit. The parties intend that the provisions of this Agreement shall at all times be construed, interpreted and applied so as to carry out their mutual objective to create an indivisible Agreement of all of the Property and, in particular but without limitation, that, for purposes of any assumption, rejection or assignment of this Agreement, this is one indivisible and non-severable Agreement and executory contract dealing with one legal and economic unit and that this Agreement must be assumed, rejected or assigned as a whole with respect to all (and only as to all) of the Property. The parties may elect to amend this Agreement from time to time to modify the boundaries of the Property, to exclude one or more components or portions thereof, and/or to include one or more additional components as part of the Property, and any such future addition to the Property shall not in any way change the indivisible and non-severable nature of this Agreement and all of the foregoing provisions shall continue to apply in full force. Furthermore, under certain circumstances, one or more of the Residences hereunder may be removed from this Agreement and the corresponding portion of the Property will no longer be part of the Property and such reduction of the Property shall not in any way change the indivisible and non-severable nature of this Agreement and all of the foregoing provisions shall continue to apply in full force with respect to the balance of the Property. For the avoidance of doubt, the parties acknowledge and agree that this Section 25 is not intended to and shall not be deemed to limit, vitiate or supersede anything contained in Section 22 hereof.

26. **Removal and Addition of Properties**.

(a) In the event that, during the term of this Agreement, VBH identifies additional property as being available for occupancy by VBC and under the terms of this Agreement, and VBC accepts the addition of such property in writing, such additional property shall automatically constitute additional Property that VBC may elect to control and occupy under the terms of this Agreement without further action or amendment hereto, except for the revisions set forth in Section 26(c).

(b) In the event that, during the term of this Agreement, an event occurs which results in a Property no longer being subject to this Agreement, then this Agreement and VBC's obligation to pay Control Fee hereunder and all other obligations of VBH and VBC hereunder shall adjust proportionately, and **Exhibit A** to the Master Control Agreement shall be revised in accordance with Section 26(c).

(c) Contemporaneously with any of the events set forth in this Section 26, VBH shall prepare or cause to be prepared a revised **Exhibit A** to the Master Control Agreement, and make the same available to VBC for VBC's written approval.

27. **Amendment**. This Agreement may not be amended except by a written agreement executed by all parties hereto.

THIS IS INTENDED TO BE A LEGAL AGREEMENT BINDING AFTER FINAL ACCEPTANCE. READ IT CAREFULLY. IF YOU DO NOT UNDERSTAND THE EFFECT OF THIS AGREEMENT, CONSULT AN ATTORNEY BEFORE SIGNING.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

VBH:

VICTORYBASE HOLDINGS, LLC

By: ______________________________
Thomas Paquin, President

Address: [redacted]

VBC:

VICTORYBASE CORPORATION

By: ______________________________
Thomas Paquin, President

Address: [redacted]

EX1SA-6 MAT CTRCT 4 vb-253g2ex6z6.htm EXHIBIT 6.6

Master Control and Contribution Agreement

This **Master Control and Contribution Agreement** (this "Agreement") is made and entered into as of [_____] (the "Effective Date"), by and among [_____], a [_____] [_____] ("Owner"), VictoryBase Holdings, LLC, a Texas limited liability company ("VBH"), and [_____], a [_____] [_____] ("Contributor(s)").

Background:

A. Owner owns the residences described in **Exhibit A** attached to this Agreement (the "Residences"), together with all improvements, fixtures, and appliances in the Residences (collectively, the "Property").

B. Contributor(s) is or will become a member of Owner.

C. VBH desires to acquire stabilized and cash flowing properties to reduce development and occupancy risks.

D. In exchange for VBH's payment of certain Control Fees (as defined below) to Owner, (i) Owner has agreed to grant VBH the right to elect to control and occupy the Property during the Term of this Agreement at VBH's sole option, and (ii) Contributor(s) has granted VBH the option to require Contributor(s) to contribute its membership interests of Owner to VBH, in each case under the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties agree as follows:

1. **Control Option; Control Party.** During the term of this Agreement, Owner hereby grants to VBH the right to elect to control and occupy the Property and to permit third parties to control and occupy the Property, in each case under the terms and conditions set forth in this Agreement, at VBH's sole option (the "Control Option"). VBH may exercise the Control Option by giving Owner written notice of its intent to exercise the Control Option. As used in this Agreement, the term "Control Party" shall mean: (i) prior to VBH exercising the Control Option, Owner, and (ii) after VBH exercises the Control Option, VBH.

2. **Contribution Option.** At any time during the term of this Agreement, VBH shall have the option (the "Contribution Option") to require Contributor(s) to contribute to VBH 100% of Contributor(s)'s membership interests of Owner (the "Contributor(s) Ownership") by giving written notice to Contributor(s) that VBH desires to exercise the Contribution Option. Within thirty (30) days of VBH receiving notice that VBH has exercised the Contribution Option, Contributor(s) shall convey the Contributor(s) Ownership to VBH (as applicable, the "Contribution"). In exchange for the Contribution, VBH will issue to Contributor(s) Class A Units (as defined in the Limited Liability Company Agreement of VBH, dated December 9, 2020 (the "LLC Agreement")) of VBH, in an amount determined as set forth below in this Section 2. Notwithstanding the foregoing, if mutually acceptable to VBH and Contributor(s), VBH may return capital invested by Contributor(s) in lieu of issuing all or any portion of the Class A Units of VBH. The number of Class A Units issuable to Contributor(s) under this Section 2 will be determined in accordance with the following equation:

$$X = A * (B - C - D) / E$$

Where:

X	=	number of new Class A Units issuable to Contributor(s) upon the Contribution;
A	=	total number of Class A Units and Class B Units (as such terms are defined in the LLC Agreement) of VBH issued and outstanding immediately prior to the Contribution;
B	=	fair market value of the Contributor(s) Ownership immediately prior to the Contribution;
C	=	the amount of any return of capital (cash) returned to Contributor(s) by VBH in connection with the Contribution;
D	=	any indebtedness of Owner or Contributor(s) or other liability, in each case solely to the extent (i) assumed by VBH in connection with the Contribution, and (ii) not already considered in determining the fair market value of the Contributor(s) Ownership under Item "B" above; and
E	=	fair market value of 100% of the membership interests VBH immediately prior to the Contribution.

If the foregoing equation results in X being a number less than or equal to zero, then no additional Class A Units will be issued to Contributor(s) upon the Contribution.

For avoidance of doubt, nothing in this Agreement shall limit Contributor(s)'s right to incur indebtedness, including indebtedness secured by the Property, refinance such indebtedness, or distribute the proceeds of such refinancing transactions prior to contributing its interests in Contributor(s) to VBH in connection with a Contribution.

3. **Representations and Warranties of Contributor(s).** By executing this Agreement, Contributor(s) represents and warrants to VBH as follows:

(a) Requisite Power and Authority. Contributor(s) has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and any other agreements required hereunder and to carry out their provisions. All action on Contributor(s)'s part required for the lawful execution and delivery of this Agreement and other agreements required hereunder have been or will be effectively taken prior to the date hereof. Upon Contributor(s)'s execution and delivery, this Agreement and other agreements required hereunder will be valid and binding obligations of Contributor(s), enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Contributor(s) understands that the Class A Units issuable upon the Contribution have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Contributor(s) also understands that the Class A Units are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Contributor(s)'s representations contained in this Agreement.

(c) No Market and Continued Economic Risk. Contributor(s) acknowledges and agrees that there is currently no public market for the Class A Units and that there is no guarantee that a liquid market for resale of the Class A Units will ever exist. Contributor(s) must bear the economic risk of this investment indefinitely, and VBH has no obligation to take any steps with respect to facilitating active trading of the Class A Units. Contributor(s) acknowledges that Contributor(s) is able to bear the economic risk of losing Contributor(s)'s entire investment in the Class A Units. Contributor(s) also understands that an investment in VBH involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the acquisition of the Class A Units.

(d) Accredited Investor Status or Investment Limits. Contributor(s) represents that Contributor(s) is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act. Contributor(s) represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(e) Unitholder information. Within five (5) days after receipt of a request from VBH, Contributor(s) hereby agrees to provide such information with respect to its status as a member (or potential member) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which VBH is or may become subject. **Contributor(s) further agrees that in the event it transfers any Class A Units, it will require the transferee of such Class A Units to agree to provide such information to VBH as a condition of such transfer.**

(f) Company Information. Contributor(s) understands that VBH is subject to all the risks that apply to early-stage companies. Contributor(s) has had such opportunity as it deems necessary (which opportunity may have presented through online chat or commentary functions) to discuss VBH's business, management and financial affairs with officers and management of VBH and has had the opportunity to review VBH's operations and facilities. Contributor(s) has also had the opportunity to ask questions of and receive answers from VBH and its management regarding the terms and conditions of this investment. Contributor(s) acknowledges that except as set forth herein, no representations or warranties have been made to Contributor(s), or to Contributor(s)'s advisors or representative, by VBH or others with respect to the business or prospects of VBH or its financial condition.

(g) Domicile. Contributor(s) maintains Contributor(s)'s domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(h) No Brokerage Fees. There are no claims for brokerage commission, finders' fees or similar compensation incurred by Contributor(s) in connection with the transactions contemplated by this Agreement or related documents based on any arrangement or agreement entered into or binding upon Contributor(s).

4. **Term.** This Agreement will commence with respect to each Property on the commencement date set forth next to such Property on **Exhibit A** attached hereto (as applicable, the "Commencement Date") and end on the earlier of (i) the one-year anniversary of the Effective Date, or (ii) the date of the Contribution (such earlier date, the "Termination Date"). This Agreement will automatically renew on a month-to-month basis on the same terms and conditions (except as provided in Section 7) unless either party provides written notice of termination to the other party at least thirty (30) days before the Termination Date or unless another Agreement is signed between the parties.

5. **Notice of Termination.** If VBH exercises the Control Option, then VBH will provide Owner written notice of VBH's intent to vacate and terminate this Agreement at least thirty (30) days before the Termination Date or the end of any renewal period of this Agreement, or else this Agreement will automatically renew on a month-to-month basis. If this Agreement is automatically renewed on a month-to-month basis, either party may terminate the renewal of this Agreement by providing written notice to the other party stating that the renewal of this Agreement will terminate on the date designated in the notice, but no sooner than thirty (30) days after the notice is given. Upon any such termination while the Property is subject to one or more Base Agreements between VBH and a resident of one or more Residences, the parties will cause the applicable Base Agreements to be assigned to Owner.

6. **Control Fee.** VBH will pay to Owner, with respect to each Property, a monthly control fee (the "Control Fee") without demand, deduction, or offset (except as specifically provided to the contrary in this Agreement) in an amount equal to the monthly Control Fee set forth next to such Property on **Exhibit A** attached hereto. The Control Fee is due and payable on or before the last day of each month during the term of this Agreement. If the Commencement Date is not the first day of a month, the Control Fee payment for the first month will be prorated based on a thirty-day (30) period. Owner may later designate, in writing, another person or place to which VBH must remit amounts due under this Agreement. Acceptable forms of payment of Control Fee include wire transfer, interbank transfer, ACH, business check, money order, or cashier's check. VBH's failure to pay the first month's Control Fee in accordance with the terms of this Agreement is a default of this Agreement. Owner will apply all moneys received from VBH first to any non-Control Fee obligations of VBH.

7. **Control Fee Adjustments.** From time to time during the term of this Agreement, Owner and VBH may agree to adjust the Control Fee to an amount mutually acceptable to Owner and VBH.

8. **Utilities.** The Control Party will pay or cause to be paid all fees and costs for all utilities, including electricity, gas, water, wastewater, telephone, alarm-monitoring systems, and cable television, and for all costs for connecting or activating utilities during the term of this Agreement.

9. **Use of Property.** The Control Party will use the Property as a single-family residence only. If VBH exercises the Control Option, Owner acknowledges and agrees that VBH may enter into sub-Control Agreements with respect to the Property (who may in turn likewise grant third parties the right to control and occupy the property), and that at all times, the Property will be used only as a single-family residence.

10. **Owners' Association Rules.** The Control Party will comply with all owners' association rules and restrictive covenants affecting the Property. If VBH exercises the Control Option, then VBH will reimburse Owner for any fines or other charges assessed against Owner for VBH's violation of such rules or covenants.

11. **Access by Owner.** Owner or anyone authorized by Owner may enter the Property by reasonable means at reasonable times, without notice, to (i) inspect the Property for condition, (ii) make repairs, (iii) show the Property to prospective occupants, purchasers, governmental inspectors, fire marshals, lenders, appraisers, or insurance agents, (iv) exercise a contractual or statutory lien, (v) leave written notices, or (vi) seize nonexempt property after an event of default.

12. **Move-In Condition.** VBH has inspected and accepts the Property **AS IS** except for conditions materially affecting the safety or health of ordinary persons or unless expressly noted otherwise in this Agreement. Owner has made no express or implied warranties about the condition of the Property and no agreements have been made about future repairs unless specified in this Agreement. VBH is advised to prepare a written document noting any defects in or damage to the Property and deliver it to Owner within forty-eight (48) hours after VBH's exercise of the Control Option. VBH's failure to timely deliver the document will be deemed as VBH's acceptance of the Property in a clean and good condition, with no defects or damage. No such document is a request for maintenance or repairs.

13. **Property Maintenance and Repairs.** Owner will be responsible for all maintenance and routine repairs of the Property, except for damage caused by VBH or VBH's guests, family, or occupants, if VBH exercises the Control Option, which is governed by Section 14 below. If VBH exercises the Control Option, then VBH will use reasonable diligence in the care of the Property and agrees to accept such risk and to take all reasonable and proper measures to ensure the safety of VBH, its invitees, guests, agents or licensees from injury or loss. If VBH exercises the Control Option, then VBH will surrender the Property at the end of this Agreement or any renewal period in the same condition as when received, except for normal wear and tear. Normal wear and tear means deterioration that occurs without negligence, carelessness, accident, or abuse. Any items installed by VBH, including but not limited to additional smoke alarms, locks, fixtures, alarm systems, and cables, will become the property of Owner.

14. **Liability.** Except as required by applicable law, Owner will not be responsible to VBH or VBH's guests, family, or occupants for any damages, injuries, or losses to person or property caused by fire, flood, water leaks, ice, snow, hail, winds, explosion, smoke, interruption of utilities, theft, burglary, robbery, assault, vandalism, other persons, condition of the Property, or other occurrences or casualty losses, unless the damage or injury is caused by the gross negligence or willful misconduct of Owner. VBH will promptly reimburse Owner for any loss, property damage, or cost of repairs or service to the Property caused by negligence or by improper use by VBH or VBH's guests, family, or occupants, unless VBH has made repairs under the procedures in this Agreement. Owner may require advance payment of repairs for which VBH is liable. If VBH exercises the Control Option, then VBH should secure VBH's own insurance coverage for protection against liabilities and losses.

15. **Assignment and Sub-agreements.** Provided that no Event of Default shall have occurred and be continuing, VBH may assign or grant third parties the right to occupy the Property without Owner's prior consent. Under no circumstances will VBH be released from VBH's obligations in this Agreement by virtue of an assignment or grant of occupancy rights to third parties.

16. **Subordination.** This Agreement, VBH's occupancy rights hereunder, and all rights of VBH related to this Agreement or VBH's occupancy rights in the Property are and will be automatically subject, subordinate, and inferior to any lien or encumbrance now or later placed on the Property by Owner, to all advances made under any lien or encumbrance, to the interest payable on any lien or encumbrance, and to any and all renewals and extensions of any lien or encumbrance. This clause will be self-operative, but on Owner's request, VBH will execute a commercially reasonable subordination agreement in favor of holder(s) of any lien or encumbrance. Instead of having any lien or encumbrance be superior to this Agreement, a holder of any lien or encumbrance will have the right at any time to subordinate its lien or encumbrance to this Agreement. If requested by a successor-in-interest to all or part of Owner's interest in this Agreement, VBH will, without charge, attorn to the successor-in-interest. VBH will, within five (5) days after receiving a written request from Owner, execute and deliver an estoppel certificate satisfactory to Owner to those parties as reasonably requested by Owner. Owner's agent or any other broker to this transaction has not received any notice and does not have any knowledge that Owner is delinquent in payment of any lien against the Property or that the Property is posted for foreclosure.

17. **Condemnation.** If, during the term or any renewal of this Agreement, all of the Property is taken for any public or quasi-public use under any law, ordinance, regulation, or right of eminent domain, or is sold to the condemning authority under threat of condemnation, this Agreement will terminate, and the Control Fee will be abated during the unexpired term of this Agreement, effective as of the date of taking. If less than all the Property is taken for any public or quasi-public use under any law, ordinance, regulation, or right of eminent domain, or is sold to the condemning authority under threat of condemnation, Owner may, at its sole option, either terminate this Agreement or restore and reconstruct the Residence and other improvements situated on the Property at Owner's expense. If Owner does not terminate this Agreement but restores and reconstructs the Residence and other improvements situated on the Property, the Control Fee payable during the unexpired portion of this Agreement will be adjusted equitably. Any awards or payments made as a result of condemnation or eminent domain will be the sole property of Owner.

18. **Casualty Loss.** If, in Owner's opinion, the Property is substantially damaged by fire or other casualty loss, Owner may terminate this Agreement on reasonable notice to VBH. Control Fee will be prorated to the date of termination and any deposit refunded less permitted deductions. Any proceeds, payment for damages, settlements, awards, or other amounts paid because of a casualty loss to the Property will be the sole property of Owner.

19. **Time of Essence.** Time is of the essence in this Agreement.

20. **Governing Law.** This Agreement will be governed by and interpreted under the laws of the state in which the Properties are located, regardless of any conflict-of-law rules. All obligations of this Agreement are to be performed in the county in which the Property is located. In any lawsuit involving contractual or statutory obligations of Owner or VBH, the prevailing party will be entitled to recover attorney fees and all other costs of litigation from the nonprevailing party. All amounts in any judgment will bear ten percent (10%) interest from the due date. Unless otherwise stated in this Agreement, all amounts owed by VBH are due on demand.

21. **Attorney Fees.** If Owner or VBH is a prevailing party in any legal proceeding brought as a result of a dispute under this Agreement, that party will be entitled to recover from the non-prevailing party all costs of the proceeding and reasonable attorney fees, unless otherwise specifically prohibited by statute. The term "prevailing party" means the party that the court determines is the prevailing party, regardless of whether that party obtains any monetary, declaratory, injunctive, equitable, or nominal relief. For monetary claims, no award of damages is necessary for the court to determine that the party has prevailed. For nonmonetary claims, no equitable relief is necessary for the court to determine that the party has prevailed.

22. **Exhibits. Exhibit A** (Schedule of Property) is incorporated into this Agreement as if fully stated in this Agreement.

23. **Entire Agreement, Binding Effect, Waivers.** This Agreement represents the entire agreement between Owner and VBH. All understandings, discussions, and agreements previously made between the parties, written or oral, are superseded by this Agreement, and neither party is relying on any warranty, statement, or representation not contained in this Agreement. This Agreement will not be changed unless by written agreement. Any clause or addendum in this Agreement declared invalid by law will not terminate or invalidate the rest of this Agreement. This Agreement will be binding on and inure to the benefit of the parties to this Agreement and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns. Owner's past delay, waiver, or non-enforcement of acceleration, contractual or statutory lien, Control Fee due date, or any other right will not be deemed to be a waiver of any other breach by VBH or any other term, condition, or covenant in this Agreement.

24. **Notices.** Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice.

25. **Single, Indivisible Agreement.** This Agreement constitutes one indivisible Agreement of the Property and not separate Agreements governed by similar terms. The Property constitutes one economic unit, and the Control Fee and all other provisions have been negotiated and agreed upon based on a right for VBH to elect to cause the demise of all of the Property to VBH as a single, composite, inseparable transaction and would have been substantially different had separate agreements or a divisible agreement been intended. Except as expressly provided in this Agreement for specific, isolated purposes (and then only to the extent expressly otherwise stated), all provisions of this Agreement apply equally and uniformly to all components of the Property collectively as one unit. The parties intend that the provisions of this Agreement shall at all times be construed, interpreted and applied so as to carry out their mutual objective to create an indivisible Agreement of all of the Property and, in particular but without limitation, that, for purposes of any assumption, rejection or assignment of this Agreement, this is one indivisible and non-severable Agreement and executory contract dealing with one legal and economic unit and that this Agreement must be assumed, rejected or assigned as a whole with respect to all (and only as to all) of the Property. The parties may elect to amend this Agreement from time to time to modify the boundaries of the Property, to exclude one or more components or portions thereof, and/or to include one or more additional components as part of the Property, and any such future addition to the Property shall not in any way change the indivisible and non-severable nature of this Agreement and all of the foregoing provisions shall continue to apply in full force. Furthermore, under certain circumstances, one or more of the Residences hereunder may be removed from this Agreement and the corresponding portion of the Property will no longer be part of the Property and such reduction of the Property shall not in any way change the indivisible and non-severable nature of this Agreement and all of the foregoing provisions shall continue to apply in full force with respect to the balance of the Property. For the avoidance of doubt, the parties acknowledge and agree that this Section 25 is not intended to and shall not be deemed to limit, vitiate or supersede anything contained in Section 22 hereof.

26. **Removal and Addition of Properties**.

(a) In the event that, during the term of this Agreement, Owner identifies additional property as being available for occupancy by VBH and under the terms of this Agreement, and VBH accepts the addition of such property in writing, such additional property shall automatically constitute additional Property that VBH may elect to control and occupy under the terms of this Agreement without further action or amendment hereto, except for the revisions set forth in Section 26(c).

(b) In the event that, during the term of this Agreement, an event occurs which results in a Property no longer being subject to this Agreement, then this Agreement and VBH's obligation to pay Control Fee hereunder and all other obligations of Owner and VBH hereunder shall adjust proportionately, and **Exhibit A** shall be revised in accordance with Section 26(c).

(c) Contemporaneously with any of the events set forth in this Section 26, Owner shall prepare or cause to be prepared a revised **Exhibit A**, and make the same available to VBH for VBH's written approval.

27. **Amendment**. This Agreement may not be amended except by a written agreement executed by all parties hereto.

28. **Fair Market Value.** Any time the term "fair market value" or similar terms are used in this Agreement, such value shall be determined by (or established based upon a methodology determined by) mutual agreement of Contributor(s) and VBH.

THIS IS INTENDED TO BE A LEGAL AGREEMENT BINDING AFTER FINAL ACCEPTANCE. READ IT CAREFULLY. IF YOU DO NOT UNDERSTAND THE EFFECT OF THIS AGREEMENT, CONSULT AN ATTORNEY BEFORE SIGNING.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

VBH:

VICTORYBASE HOLDINGS, LLC

By: ______________________________
Thomas Paquin, President

Address: [redacted]

OWNER:

[_____]

By: ______________________
Name: ______________________
Title: ______________________

Address: ______________________
____

CONTRIBUTOR(S):

VICTORYBASE RE, LLC

By: ______________________
Name: ______________________
Title: ______________________

Address: ______________________
____

Exhibit A

Schedule of Property

No.	Street Address of Property	Commencement Date	Monthly Control Fee

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (this "Agreement") is made as of August 13, 2020, by and between VictoryBase Corporation, a Delaware corporation (the "Company"), and the party identified as the "Indemnitee" (herein so called) on the signature page hereto.

RECITALS

The Company and Indemnitee recognize the increasing difficulty in obtaining liability insurance for directors, officers and key employees, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance. The Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors, officers and key employees to expensive litigation risks at the same time as the availability and coverage of liability insurance has been severely limited. Indemnitee does not regard the current protection available as adequate under the present circumstances, and Indemnitee may not be willing to continue to serve in Indemnitee's current capacity with the Company without additional protection. The Company desires to attract and retain the services of highly qualified individuals, such as Indemnitee, and to indemnify its directors, officers and key employees so as to provide them with the maximum protection permitted by law.

AGREEMENT

In consideration of the mutual promises made in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Indemnitee hereby agree as follows:

1. **Indemnification.**

(a) **Third-Party Proceedings.** To the fullest extent permitted by applicable law, as such may be amended from time to time, the Company shall indemnify Indemnitee, if Indemnitee was, is or is threatened to be made, a party to or a participant (as a witness or otherwise) in any Proceeding (other than a Proceeding by or in the right of the Company to procure a judgment in the Company's favor), against all Expenses, judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by Indemnitee in connection with such Proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal Proceeding, had no reasonable cause to believe Indemnitee's conduct was unlawful.

(b) **Proceedings By or in the Right of the Company.** To the fullest extent permitted by applicable law, the Company shall indemnify Indemnitee, if Indemnitee was, is or is threatened to be made a party to or a participant (as a witness or otherwise) in any Proceeding by or in the right of the Company to procure a judgment in the Company's favor, against all Expenses actually and reasonably incurred by Indemnitee in connection with such Proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which Indemnitee shall have been finally adjudicated by court order or

judgment to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such Proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(c) **Success on the Merits.** To the fullest extent permitted by applicable law and to the extent that Indemnitee has been successful on the merits or otherwise in defense of any Proceeding referred to in Section 1(a) or Section 1(b) or the defense of any claim, issue or matter therein, in whole or in part, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection therewith. Without limiting the generality of the foregoing, if Indemnitee is successful on the merits or otherwise as to one or more but less than all claims, issues or matters in a Proceeding, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such successfully resolved claims, issues or matters to the fullest extent permitted by applicable law. If any Proceeding is disposed of on the merits or otherwise (including a disposition without prejudice), without (i) the disposition being adverse to Indemnitee, (ii) an adjudication that Indemnitee was liable to the Company, (iii) a plea of guilty by Indemnitee, (iv) an adjudication that Indemnitee did not act in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and (v) with respect to any criminal Proceeding, an adjudication that Indemnitee had reasonable cause to believe Indemnitee's conduct was unlawful, Indemnitee shall be considered for the purposes hereof to have been wholly successful with respect thereto.

(d) **Witness Expenses.** To the fullest extent permitted by applicable law and to the extent that Indemnitee is a witness or otherwise asked to participate in any Proceeding to which Indemnitee is not a party, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such Proceeding.

2. **Indemnification Procedure.**

(a) **Advancement of Expenses.** To the fullest extent permitted by applicable law, the Company shall advance all Expenses actually and reasonably incurred by Indemnitee in connection with a Proceeding within thirty (30) days after receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any Proceeding. Such advances shall be unsecured and interest free and shall be made without regard to Indemnitee's ability to repay the Expenses and without regard to Indemnitee's ultimate entitlement to indemnification under the other provisions of this Agreement. Indemnitee shall be entitled to continue to receive advancement of Expenses pursuant to this Section 2(a) unless and until the matter of Indemnitee's entitlement to indemnification hereunder has been finally adjudicated by court order or judgment from which no further right of appeal exists. Indemnitee hereby undertakes to repay such amounts advanced only if, and to the extent that, it ultimately is determined that Indemnitee is not entitled to be indemnified by the Company under the other provisions of this Agreement. Indemnitee shall qualify for advances upon the execution and delivery of this Agreement, which shall constitute the requisite undertaking with respect to repayment of advances made hereunder and no other form of undertaking shall be required to qualify for advances made hereunder other than the execution of this Agreement.

(b) **Notice and Cooperation by Indemnitee.** Indemnitee shall promptly notify the Company in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter for which indemnification will or could be sought under this Agreement. Such notice to the Company shall include a description of the nature of, and facts underlying, the Proceeding, shall be directed to the Chief Executive Officer of the Company and shall be given in accordance with the provisions of Section 13(e) below. In addition, Indemnitee shall give the Company such additional information and cooperation as the Company may reasonably request. Indemnitee's failure to so notify, provide information and otherwise cooperate with the Company shall not relieve the Company of any obligation that it may have to Indemnitee under this Agreement, except to the extent that the Company is adversely affected by such failure.

(c) **Determination of Entitlement.**

(i) **Final Disposition.** Notwithstanding any other provision in this Agreement, no determination as to entitlement to indemnification under this Agreement shall be required to be made prior to the final disposition of the Proceeding.

(ii) **Determination and Payment.** Subject to the foregoing, promptly after receipt of a statement requesting payment with respect to the indemnification rights set forth in Section 1, to the extent required by applicable law, the Company shall take the steps necessary to authorize such payment in the manner set forth in Section 145 of the Delaware General Corporation Law. The Company shall pay any claims made under this Agreement, under any statute, or under any provision of the Certificate or Bylaws providing for indemnification or advancement of Expenses, within thirty (30) days after a written request for payment thereof has first been received by the Company, and if such claim is not paid in full within such thirty (30) day-period, Indemnitee may, but need not, at any time thereafter bring an action against the Company in the Delaware Court of Chancery to recover the unpaid amount of the claim and, subject to Section 12, Indemnitee shall also be entitled to be paid for all Expenses actually and reasonably incurred by Indemnitee in connection with bringing such action. It shall be a defense to any such action (other than an action brought to enforce a claim for advancement of Expenses under Section 2(a)) that Indemnitee has not met the standards of conduct which make it permissible under applicable law for the Company to indemnify Indemnitee for the amount claimed. In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement and the Company shall have the burden of proof to overcome that presumption with clear and convincing evidence to the contrary. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, or, in the case of a criminal Proceeding, that Indemnitee had reasonable cause to believe that Indemnitee's conduct was unlawful. In addition, it is the parties' intention that if the Company contests Indemnitee's right to indemnification, the question of Indemnitee's right to indemnification shall be for the court to decide, and neither the failure of the Company (including its Board of Directors, any committee or subgroup of the Board of Directors, independent legal counsel, or its stockholders) to have made a determination that indemnification of Indemnitee is proper in the circumstances because Indemnitee has met the applicable standard of conduct

required by applicable law, nor an actual determination by the Company (including its Board of Directors, any committee or subgroup of the Board of Directors, independent legal counsel, or its stockholders) that Indemnitee has not met such applicable standard of conduct, shall create a presumption that Indemnitee has or has not met the applicable standard of conduct. If any requested determination with respect to entitlement to indemnification hereunder has not been made within ninety (90) days after the final disposition of the Proceeding, the requisite determination that Indemnitee is entitled to indemnification shall be deemed to have been made.

(iii) **Change of Control.** Notwithstanding any other provision in this Agreement, if a Change of Control has occurred, any person or body appointed by the Board of Directors in accordance with applicable law to review the Company's obligations hereunder and under applicable law shall be Independent Counsel selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld). Such counsel, among other things, will render its written opinion to the Company and Indemnitee as to whether and to what extent Indemnitee would be entitled to be indemnified hereunder under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to indemnify fully such counsel against any and all expenses (including attorneys' fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto. Notwithstanding any other provision of this Agreement, the Company shall not be required to pay Expenses of more than one Independent Counsel in connection with all matters concerning a single Indemnitee, and such Independent Counsel shall be the Independent Counsel for any or all other Indemnitees unless (i) the Company otherwise determines or (ii) any Indemnitee shall provide a written statement setting forth in detail a reasonable objection to such Independent Counsel representing other indemnitees under agreements similar to this Agreement.

(d) **Payment Directions.** To the extent payments are required to be made hereunder, the Company shall, in accordance with Indemnitee's request (but without duplication), (i) pay such Expenses on behalf of Indemnitee, (b) advance to Indemnitee funds in an amount sufficient to pay such Expenses, or (c) reimburse Indemnitee for such Expenses.

(e) **Notice to Insurers.** If, at the time of the receipt of a notice of a claim pursuant to Section 2(b) hereof, the Company has director and officer liability insurance in effect, the Company shall give prompt notice of the commencement of such Proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such Proceeding in accordance with the terms of such policies. The Company shall provide to Indemnitee: (i) copies of all potentially applicable directors' and officers' liability insurance policies, (ii) a copy of such notice delivered to the applicable insurers, and (iii) copies of all subsequent correspondence between the Company and such insurers regarding the Proceeding, in each case substantially concurrently with the delivery or receipt thereof by the Company.

(f) **Defense of Claim and Selection of Counsel.** In the event the Company shall be obligated under Section 2(a) hereof to advance Expenses with respect to any Proceeding, the Company, if appropriate, shall be entitled to assume the defense of such Proceeding, with counsel reasonably acceptable to Indemnitee, upon the delivery to Indemnitee of written notice of

its election so to do, and upon Indemnitee providing signed, written consent to such assumption, which shall not be unreasonably withheld. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Proceeding, provided that (i) Indemnitee shall have the right to employ counsel in any such Proceeding at Indemnitee's expense; and (ii) if (A) the employment of counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of any such defense or (C) the Company shall not, in fact, have employed counsel to assume the defense of such Proceeding, then the fees and expenses of Indemnitee's counsel shall be at the expense of the Company. In addition, if there exists a potential, but not an actual conflict of interest between the Company and Indemnitee, the actual and reasonable legal fees and expenses incurred by Indemnitee for separate counsel retained by Indemnitee to monitor the Proceeding (so that such counsel may assume Indemnitee's defense if the conflict of interest between the Company and Indemnitee becomes an actual conflict of interest) shall be deemed to be Expenses that are subject to indemnification hereunder. The existence of an actual or potential conflict of interest, and whether such conflict may be waived, shall be determined pursuant to the rules of attorney professional conduct and applicable law. The Company shall not be required to obtain the consent of Indemnitee for the settlement of any Proceeding the Company has undertaken to defend if the Company assumes full and sole responsibility for each such settlement; provided, however, that the Company shall be required to obtain Indemnitee's prior written approval, which shall not be unreasonably withheld, before entering into any settlement which (1) does not grant Indemnitee a complete release of liability, (2) would impose any penalty or limitation on Indemnitee, or (3) would admit any liability or misconduct by Indemnitee.

3. **Additional Indemnification Rights.**

(a) **Scope.** Notwithstanding any other provision of this Agreement, the Company hereby agrees to indemnify Indemnitee to the fullest extent permitted by law, notwithstanding that such indemnification is not specifically authorized by the other provisions of this Agreement, the Certificate, the Bylaws or by statute. In the event of any change, after the date of this Agreement, in any applicable law, statute, or rule which expands the right of a Delaware corporation to indemnify a member of its board of directors or an officer, such changes shall be deemed to be within the purview of Indemnitee's rights and the Company's obligations under this Agreement. In the event of any change in any applicable law, statute or rule which narrows the right of a Delaware corporation to indemnify a member of its board of directors or an officer, such changes, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement shall have no effect on this Agreement or the parties' rights and obligations hereunder.

(b) **Nonexclusivity.** The indemnification provided by this Agreement shall not be deemed exclusive of any rights to which Indemnitee may be entitled under the Certificate, the Bylaws, any agreement, any vote of stockholders or disinterested members of the Company's Board of Directors, the Delaware General Corporation Law, or otherwise, both as to action in Indemnitee's official capacity and as to action in another capacity while holding such office.

(c) **Interest on Unpaid Amounts.** If any payment to be made by the Company to Indemnitee hereunder is delayed by more than ninety (90) days from the date the duly prepared

request for such payment is received by the Company, interest shall be paid by the Company to Indemnitee at the legal rate under Delaware law for amounts which the Company indemnifies or is obligated to indemnify for the period commencing with the date on which Indemnitee actually incurs such Expense or pays such judgment, fine or amount in settlement and ending with the date on which such payment is made to Indemnitee by the Company.

(d) **Third-Party Indemnification.** The Company hereby acknowledges that Indemnitee has or may from time to time obtain certain rights to indemnification, advancement of expenses and/or insurance provided by one or more third parties (collectively, the "Third-Party Indemnitors"). The Company hereby agrees that it is the indemnitor of first resort (*i.e.*, its obligations to Indemnitee are primary and any obligation of the Third-Party Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), and that the Company will not assert that the Indemnitee must seek expense advancement or reimbursement, or indemnification, from any Third-Party Indemnitor before the Company must perform its expense advancement and reimbursement, and indemnification obligations, under this Agreement. No advancement or payment by the Third-Party Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing. The Third-Party Indemnitors shall be subrogated to the extent of such advancement or payment to all of the rights of recovery which Indemnitee would have had against the Company if the Third-Party Indemnitors had not advanced or paid any amount to or on behalf of Indemnitee. If for any reason a court of competent jurisdiction determines that the Third-Party Indemnitors are not entitled to the subrogation rights described in the preceding sentence, the Third-Party Indemnitors shall have a right of contribution by the Company to the Third-Party Indemnitors with respect to any advance or payment by the Third-Party Indemnitors to or on behalf of the Indemnitee.

4. **Partial Indemnification.** If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses, judgments, fines or amounts paid in settlement, actually and reasonably incurred in connection with a Proceeding, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses, judgments, fines and amounts paid in settlement to which Indemnitee is entitled.

5. **Director and Officer Liability Insurance.**

(a) **D&O Policy.** The Company shall, from time to time, make the good faith determination whether or not it is practicable for the Company to obtain and maintain a policy or policies of insurance with reputable insurance companies providing the directors and officers of the Company with coverage for losses from wrongful acts, or to ensure the Company's performance of its indemnification obligations under this Agreement. Among other considerations, the Company will weigh the costs of obtaining such insurance coverage against the protection afforded by such coverage. In all policies of director and officer liability insurance, Indemnitee shall be named as an insured in such a manner as to provide Indemnitee the same rights and benefits as are accorded to the most favorably insured of the Company's directors, if Indemnitee is a director; or of the Company's officers, if Indemnitee is not a director of the Company but is an officer; or of the Company's key employees, if Indemnitee is not an officer or director but is a key employee. Notwithstanding the foregoing, the Company shall have no obligation to obtain or

maintain such insurance if the Company determines in good faith that such insurance is not reasonably available, if the premium costs for such insurance are disproportionate to the amount of coverage provided, if the coverage provided by such insurance is limited by exclusions so as to provide an insufficient benefit, or if Indemnitee is covered by similar insurance maintained by a parent or subsidiary of the Company.

(b) **Tail Coverage.** In the event of a Change of Control or the Company's becoming insolvent (including being placed into receivership or entering the federal bankruptcy process and the like), the Company shall maintain in force any and all insurance policies then maintained by the Company in providing insurance (directors' and officers' liability, fiduciary, employment practices or otherwise) in respect of Indemnitee, for a period of six years thereafter.

6. **Severability.** Nothing in this Agreement is intended to require or shall be construed as requiring the Company to do or fail to do any act in violation of applicable law. The Company's inability, pursuant to court order, to perform its obligations under this Agreement shall not constitute a breach of this Agreement. If this Agreement or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify Indemnitee to the full extent permitted by any applicable portion of this Agreement that shall not have been invalidated, and the balance of this Agreement not so invalidated shall be enforceable in accordance with its terms.

7. **Exclusions.** Any other provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement:

(a) **Claims Initiated by Indemnitee.** To indemnify or advance Expenses to Indemnitee with respect to Proceedings initiated or brought voluntarily by Indemnitee and not by way of defense, except with respect to Proceedings brought to establish, enforce or interpret a right to indemnification under this Agreement or any other statute or law or otherwise as required under Section 145 of the Delaware General Corporation Law, but such indemnification or advancement of Expenses may be provided by the Company in specific cases if the Board of Directors finds it to be appropriate; provided, however, that the exclusion set forth in the first clause of this subsection shall not be deemed to apply to any investigation initiated or brought by Indemnitee to the extent reasonably necessary or advisable in support of Indemnitee's defense of a Proceeding to which Indemnitee was, is or is threatened to be made, a party;

(b) **Lack of Good Faith.** To indemnify Indemnitee for any Expenses incurred by Indemnitee with respect to any Proceeding instituted by Indemnitee to establish, enforce or interpret a right to indemnification under this Agreement or any other statute or law or otherwise as required under Section 145 of the Delaware General Corporation Law, if a court of competent jurisdiction determines that each of the material assertions made by Indemnitee in such proceeding was not made in good faith or was frivolous;

(c) **Unlawful Payments.** To indemnify Indemnitee for Expenses to the extent it is determined by a final court order or judgment by a court of competent jurisdiction, to which all rights of appeal have either lapsed or been exhausted, that such indemnification is unlawful;

(d) **Certain Conduct.** To indemnify Indemnitee for Expenses on account of Indemnitee's conduct that is established by a final court order or judgment by a court of competent jurisdiction, to which all rights of appeal have either lapsed or been exhausted, as knowingly fraudulent;

(e) **Insured Claims.** To indemnify Indemnitee for Expenses to the extent such Expenses have been paid directly to Indemnitee by an insurance carrier under an insurance policy maintained by the Company; or

(f) **Certain Exchange Act Claims.** To indemnify Indemnitee in connection with any claim made against Indemnitee for (i) an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company within the meaning of Section 16(b) of the Exchange Act or any similar successor statute or any similar provisions of state statutory law or common law, or (ii) any reimbursement of the Company by Indemnitee of any bonus or other incentive-based or equity-based compensation or of any profits realized by Indemnitee from the sale of securities of the Company, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") or Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the payment to the Company of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act); provided, however, that to the fullest extent permitted by applicable law and to the extent Indemnitee is successful on the merits or otherwise with respect to any such Proceeding, the Expenses actually and reasonably incurred by Indemnitee in connection with any such Proceeding shall be deemed to be Expenses that are subject to indemnification hereunder.

8. **Contribution Claims.**

(a) If the indemnification provided in Section 1 is unavailable in whole or in part and may not be paid to Indemnitee for any reason other than those set forth in Section 7, then in respect to any Proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such Proceeding), to the fullest extent permitted by applicable law, the Company, in lieu of indemnifying Indemnitee, shall pay, in the first instance, the entire amount incurred by Indemnitee, whether for Expenses, judgments, fines or amounts paid in settlement, in connection with any Proceeding without requiring Indemnitee to contribute to such payment, and the Company hereby waives and relinquishes any right of contribution it may have at any time against Indemnitee.

(b) Without diminishing or impairing the obligations of the Company set forth in the preceding Section 8(a), if, for any reason, Indemnitee shall elect or be required to pay all or any portion of any Expenses, judgment or settlement in any Proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such Proceeding), the Company shall contribute to the amount of Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred and paid or payable by Indemnitee in proportion to the relative benefits received by the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such Proceeding), on the one hand, and Indemnitee, on the other hand, from the transaction or events from which such

Proceeding arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than Indemnitee who are jointly liable with Indemnitee (or would be if joined in such Proceeding), on the one hand, and Indemnitee, on the other hand, in connection with the transaction or events that resulted in such Expenses, judgments, fines or settlement amounts, as well as any other equitable considerations which applicable law may require to be considered. The relative fault of the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such Proceeding), on the one hand, and Indemnitee, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary and the degree to which their conduct is active or passive.

(c) With respect to a Proceeding brought against directors, officers, employees or agents of the Company (other than Indemnitee), to the fullest extent permitted by applicable law, the Company shall indemnify Indemnitee from any claims for contribution that may be brought by any such directors, officers, employees or agents of the Company (other than Indemnitee) who may be jointly liable with Indemnitee, to the same extent Indemnitee would have been entitled to such indemnification under this Agreement if such Proceeding had been brought against Indemnitee.

9. **No Imputation.** The knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Company or the Company itself shall not be imputed to Indemnitee for purposes of determining any rights under this Agreement.

10. **Determination of Good Faith.** For purposes of any determination of good faith, Indemnitee shall be deemed to have acted in good faith if Indemnitee's action is based on the records or books of account of the Enterprise, including financial statements, or on information supplied to Indemnitee by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or the Board of Directors of the Enterprise or any counsel selected by any committee of the Board of Directors of the Enterprise or on information or records given or reports made to the Enterprise by an independent certified public accountant or by an appraiser, investment banker, compensation consultant, or other expert selected with reasonable care by the Enterprise or the Board of Directors of the Enterprise or any committee thereof. The provisions of this Section 10 shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct. Whether or not the foregoing provisions of this Section are satisfied, it shall in any event be presumed that Indemnitee has at all times acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company.

11. **Defined Terms and Phrases.** For purposes of this Agreement, the following terms shall have the following meanings:

(a) "Beneficial Owner" and "Beneficial Ownership" shall have the meanings set forth in Rule 13d-3 promulgated under the Exchange Act as in effect on the date hereof.

(b) "Board" means the Company's Board of Directors.

(c) "Bylaws" means the Company's Bylaws, as amended from time to time.

(d) "Certificate" means the Company's Certificate of Incorporation, filed with the Delaware Secretary of State on August 13, 2020, as amended from time to time.

(e) "Change of Control" shall be deemed to occur upon the earliest of any of the following events:

(i) Acquisition of Stock by Third Party. Any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors, unless (1) the change in the relative Beneficial Ownership of the Company's securities by any Person results solely from a reduction in the aggregate number of outstanding shares of securities entitled to vote generally in the election of directors, or (2) such acquisition was approved in advance by the Continuing Directors and such acquisition would not constitute a Change of Control under part (iii) of this definition.

(ii) Change in Board of Directors. Individuals who, as of the date of this Agreement, constitute the Board, and any new director whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two thirds of the directors then still in office who were directors on the date of this Agreement (collectively, the "Continuing Directors"), cease for any reason to constitute at least a majority of the members of the Board.

(iii) Corporate Transaction. The effective date of a reorganization, merger, or consolidation of the Company (a "Business Combination"), in each case, unless, following such Business Combination: (1) all or substantially all of the individuals and entities who were the Beneficial Owners of securities entitled to vote generally in the election of directors immediately prior to such Business Combination beneficially own, directly or indirectly, more than 51% of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors resulting from such Business Combination (including a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the securities entitled to vote generally in the election of directors and with the power to elect at least a majority of the Board or other governing body of the surviving entity; (2) no Person (excluding any corporation resulting from such Business Combination) is the Beneficial Owner, directly or indirectly, of 15% or more of the combined voting power of the then outstanding securities entitled to vote generally in the election of directors of such corporation except to the extent that such ownership existed prior to the Business Combination; and (3) at least a majority of the Board of Directors of the corporation resulting from such Business Combination were Continuing Directors at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Business Combination.

(iv) Liquidation. The approval by the Company's stockholders of a complete liquidation of the Company or an agreement or series of agreements for the sale or disposition by the Company of all or substantially all of the Company's assets, other than factoring the Company's current receivables or escrows due (or, if such approval is not required, the decision by the Board to proceed with such a liquidation, sale or disposition in one transaction or a series of related transactions).

(v) Other Events. There occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or a response to any similar item or any similar schedule or form) promulgated under the Exchange Act whether or not the Company is then subject to such reporting requirement.

(f) "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that if Indemnitee is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of any other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

(g) "Enterprise" means the Company and any other enterprise that Indemnitee was or is serving at the request of the Company as a director, officer, partner (general, limited or otherwise), member (managing or otherwise), trustee, fiduciary, employee or agent.

(h) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(i) "Expenses" shall include all direct and indirect costs, fees and expenses of any type or nature whatsoever, including all attorneys' fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, fees of private investigators and professional advisors, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, any federal, state, local or foreign taxes imposed on Indemnitee as a result of the actual or deemed receipt of any payment under this Agreement (including taxes that may be imposed upon the actual or deemed receipt of payments under this Agreement with respect to the imposition of federal, state, local or foreign taxes), fax transmission charges, secretarial services and all other disbursements, obligations or expenses in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settlement or appeal of, or otherwise participating in a Proceeding. Expenses also shall include any of the forgoing expenses incurred in connection with any appeal resulting from any Proceeding, including the principal, premium, security for, and other costs relating to any costs bond, supersedes bond, or other appeal bond or its equivalent. Expenses also shall include any interest, assessment or other charges imposed thereon and costs incurred in preparing statements in support of payment requests hereunder. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

(j) "Independent Counsel" means an attorney or firm of attorneys, selected in accordance with the provisions of Section 2(c)(iii), who will not have otherwise performed services for the Company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other indemnitees under similar indemnity agreements).

(k) "Person" shall have the meaning as set forth in Section 13(d) and 14(d) of the Exchange Act as in effect on the date hereof; provided, however, that "Person" shall exclude: (i) the Company; (ii) any direct or indirect majority owned subsidiaries of the Company; (iii) any employee benefit plan of the Company or any direct or indirect majority owned subsidiaries of the Company or of any corporation owned, directly or indirectly, by the Company's stockholders in substantially the same proportions as their ownership of stock of the Company (an "Employee Benefit Plan"); and (iv) any trustee or other fiduciary holding securities under an Employee Benefit Plan.

(l) "Proceeding" shall include any actual, threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought by a third party, a government agency, the Company or its Board of Directors or a committee thereof, whether in the right of the Company or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative, legislative or investigative (formal or informal) nature, including any appeal therefrom, in which Indemnitee was, is, will or might be involved as a party, potential party, non-party witness or otherwise by reason of the fact that Indemnitee is or was a director, officer, employee or agent of the Company, by reason of any action (or failure to act) taken by Indemnitee or of any action (or failure to act) on Indemnitee's part while acting as a director, officer, employee or agent of the Company, or by reason of the fact that Indemnitee is or was serving at the request of the Company as a director, officer, partner (general, limited or otherwise), member (managing or otherwise), trustee, fiduciary, employee or agent of any other enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement or advancement of expenses can be provided under this Agreement.

(m) In addition, references to "other enterprise" shall include another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise; references to "fines" shall include any excise taxes assessed on Indemnitee with respect to an employee benefit plan; references to "serving at the request of the Company" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by Indemnitee with respect to an employee benefit plan, its participants, or beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Agreement; references to "include" or "including" shall mean include or including, without limitation; and references to Sections, paragraphs or clauses are to Sections, paragraphs or clauses in this Agreement unless otherwise specified.

12. **Attorneys' Fees.** In the event that any Proceeding is instituted by Indemnitee under this Agreement to enforce or interpret any of the terms hereof, the Company shall indemnify

Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such Proceeding, unless a court of competent jurisdiction determines that each of the material assertions made by Indemnitee as a basis for such Proceeding were not made in good faith or were frivolous. In the event of a Proceeding instituted by or in the name of the Company under this Agreement or to enforce or interpret any of the terms of this Agreement, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such Proceeding (including with respect to Indemnitee's counterclaims and cross-claims made in such action), unless a court of competent jurisdiction determines that each of Indemnitee's material defenses to such action were made in bad faith or were frivolous.

13. **Miscellaneous.**

(a) **Governing Law.** The validity, interpretation, construction and performance of this Agreement, and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

(b) **Entire Agreement; Binding Effect.** Without limiting any of the rights of Indemnitee described in Section 3(b), this Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions and supersedes any and all previous agreements between them covering the subject matter herein. The indemnification provided under this Agreement applies with respect to events occurring before or after the effective date of this Agreement, and shall continue to apply even after Indemnitee has ceased to serve the Company in any and all indemnified capacities.

(c) **Amendments and Waivers.** No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance.

(d) **Successors and Assigns.** This Agreement shall be binding upon the Company and its successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company) and assigns, and inure to the benefit of Indemnitee and Indemnitee's heirs, executors, administrators, legal representatives and assigns. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

(e) **Notices.** Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice, or

if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

(f) **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(g) **Construction.** This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

(h) **Counterparts.** This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. Execution of a facsimile or scanned copy will have the same force and effect as execution of an original, and a facsimile or scanned signature will be deemed an original and valid signature.

(i) **No Employment Rights.** Nothing contained in this Agreement is intended to create in Indemnitee any right to continued employment.

(j) **Company Position.** The Company shall be precluded from asserting, in any Proceeding brought for purposes of establishing, enforcing or interpreting any right to indemnification under this Agreement, that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court that the Company is bound by all the provisions of this Agreement and is precluded from making any assertion to the contrary.

(k) **Injunctive Relief.** The Company and the Indemnitee agree herein that a monetary remedy for breach of this Agreement, at some later date, may be inadequate, impracticable and difficult of proof, and further agree that such breach may cause the Indemnitee and the Company irreparable harm. Accordingly, the parties hereto agree that the parties may enforce this Agreement by seeking injunctive relief and/or specific performance hereof, without any necessity of showing actual damage or irreparable harm and that by seeking injunctive relief and/or specific performance, they shall not be precluded from seeking or obtaining any other relief to which they may be entitled. The Company and the Indemnitee further agree that they shall be entitled to such specific performance and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, without the necessity of posting bonds or other undertaking in connection therewith. The Company and the Indemnitee acknowledge that in the absence of a waiver, a bond or undertaking may be required by the Chancery Court of the State of Delaware, and they hereby waive any such requirement of such a bond or undertaking.

(l) **Subrogation.** Subject to Section 3(d), in the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of

recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company to effectively bring suit to enforce such rights.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned have executed this Indemnification Agreement as of the date first set forth above.

COMPANY:

VICTORYBASE CORPORATION

By: ______________________

Name: Thomas Paquin

Title: CEO

Address: [redacted]

Email: [redacted]

INDEMNITEE:

____

Thomas Paquin

Address: [redacted]

Email: [redacted]

THIRD AMENDMENT TO

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE HOLDINGS LLC

This THIRD AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT (this "Amendment"), dated as June 9, 2023 (the "Effective Date"), amends the Limited Liability Company Agreement, dated December 9, 2020, of VICTORYBASE HOLDINGS LLC, a Texas limited liability company (the "Company"), as amended by the First Amendment thereto, dated January 1, 2023, and the Second Amendment thereto, dated February 10, 2023 (collectively, the "LLC Agreement"), and is hereby approved and adopted by the Manager and the Members of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the LLC Agreement.

Recitals:

A. The LLC Agreement sets forth provisions related to contributions made by the Members to the Company, and Distributions to be made to the Members by the Company;

B. Section 3.3 of the LLC Agreement sets forth a procedure for determining the number of Class B Units issuable to VBC upon or VBRE contributing additional cash or other property to the Company (the "Unit Issuance Procedure");

C. Section 4.1 of the LLC Agreement provides that Distributions will be made "on a *pro rata* and *pari passu* basis, to the Members";

D. The undersigned desire to amend the LLC Agreement (i) to clarify the Units Issuance Procedure; (i) to permit disproportionate Distributions to one or more Members under certain circumstances, (ii) to authorize one such disproportionate Distribution, and (iii) to adjust the Members' Unit ownership to reflect such disproportionate Distribution;

NOW, THEREFORE, effective as of the Effective Date, the LLC Agreement is hereby amended as follows:

1. Amendment to Section 3.3. Paragraphs (a) and (b) of Section 3.3 of the LLC Agreement are hereby amended to read in their entirety as follows:

"(a) If permitted by the Manager, from time to time VBC may contribute additional cash or other property to the Company. Upon any such contribution, the Company will issue additional Class B Units to VBC with a value equal to the cash or other property contributed to the Company as reasonably determined by the

Manager (as to the value of the Class B Units issuable and any property contributed, in each case under this Section 3.3(A)).

(b) If permitted by the Manager, from time to time VBRE may contribute additional cash or other property (which may include interests in one or more business entities) to the Company. Upon any such contribution, the Company will issue additional Class A Units to VBRE in an amount equal to the cash or other property contributed to the Company, as reasonably determined by the Manager (as to the value of the Class A Units issuable and any property contributed, in each case under this Section 3.3(b)).

2. Amendment to Section 4.1(a). Section 4.1(a) of the LLC Agreement is hereby amended to read in its entirety as follows:

"(a) Distributable Cash; Other Distributions. To the extent permitted by applicable Law and hereunder, Distributions to Members may be declared by the Manager out of Distributable Cash or other funds or property legally available therefor, on a *pro rata* and *pari passu* basis, to the Members; provided, however, if mutually acceptable to the Manager and the Member(s) to receive Distributions hereunder, the Company may make disproportionate Distributions to any one or more Members (each an "Over-Distributed Member"), if and only if (i) the amount to be Distributed to such Over-Distributed Member does not exceed such Over-Distributed Member's then current Capital Account balance, (ii) the number of Units held by any Over-Distributed Member is thereupon appropriately reduced by the Manager in an amount, in the Manager's reasonable discretion, to reflect the value of cash or other property Distributed to any such Over Distributed Members."

3. Distribution to VBRE. On or about the date hereof, the Company shall distribute $1,445,039 to VBRE, representing a disproportionate Distribution to VBRE as contemplated by the proviso added to Section 4.1(a) of the LLC Agreement under Section 2 of this Amendment.

4. Adjustment to Units of Holdings. As a consequence of the Distribution to VBRE described in Section 3 of this Amendment, the number of Class A Units held by VBRE shall be reduced by 144,504 Units.

5. Amendment to Schedule A. As a result of the Unit reduction described in Section 4 of this Amendment, Schedule A to the LLC Agreement is hereby amended to read in its entirety as set forth on Schedule A attached hereto.

6. No Other Amendments. Except as specifically set forth above, all terms and conditions of the LLC Agreement shall remain unchanged and in full force and effect and not be affected by this Amendment.

7. Governing Law. This Amendment shall be governed by the internal laws of the State of Texas, without regard to its conflict-of-laws provisions.

[*Signature page follows*.]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

MANAGER:

VICTORYBASE CORPORATION

By: /s/Thomas Paquin
Thomas Paquin, President

MEMBERS:

VICTORYBASE CORPORATION

By: /s/Thomas Paquin
Thomas Paquin, President

VICTORYBASE RE, LLC

By: /s/Thomas Paquin
Thomas Paquin, Manager

Schedule A

Schedule of Members

of

VICTORYBASE HOLDINGS LLC

As of June 9, 2023

<table>
<tr><th colspan="2">Name and Address of Member</th><th>Number of Units</th><th>Class of Units</th></tr>
<tr><td colspan="2">VictoryBase RE, LLC</td><td rowspan="2">570,562</td><td rowspan="2">Class A</td></tr>
<tr><td rowspan="2">Ph sical address:
[redacted]</td><td rowspan="2">Mailin address:
[redacted]</td></tr>
<tr><td>30,000</td><td>Class C</td></tr>
<tr><td colspan="2">VictoryBase Corporation</td><td rowspan="2">1</td><td rowspan="2">Class B</td></tr>
<tr><td>Ph sical address:
[redacted]</td><td>Mailin address:
[redacted]</td></tr>
</table>